# ANDERSON MŌRI & TOMOTSUNE

IZUMI GARDEN TOWER
6-1, ROPPONGI 1-CHOME, MINATO-KU
TOKYO 106-6036, JAPAN

TEL: (03) 6888-1000
http://www.andersonmoritomotsune.com

BEIJING OFFICE
BEIJING FORTUNE BUILDING, ROOM 709
NO. 5, DONG SAN HUAN BEI LU
CHAO YANG QU, BEIJING 100004
PEOPLE'S REPUBLIC OF CHINA
TEL: 86 (10) 6590-9060
FAX: 86 (10) 6590-9062




05007486




SEC MAIL PROCESSING
RECEIVED
APR 20 2005
WASH, D.C. 209 SECTION


April 18, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.



SKY Perfect Communications Inc. - 12g3-2(b) Exemption **(FILE NO. 82-5113)**

Ladies and Gentlemen:

In connection with the exemption of SKY Perfect Communications Inc. (the "Company") as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we, on behalf of the Company, hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Total Registrations and DTH Subscribers as of the end of December 2004;

2. SKY PerfecTV! Opens Own Channels on SKY PerfecTV! 110 - Ch.801 and 802 SKY PerfecTV! Channel 110 Opens on March 1 -;

3. SKY Perfect Well Think Announces First Investment Plan Investing in "Hang Ryu" Film Multimedia;

4. Consolidated Business Results of Third Quarter for the year ending March 2005;

5. Summary of 3Q Results & Revision of the Business Result Forecast for the Period Ending March 31, 2005 (Supplement);

6. Establishment of SKYPerfect Marketing, Co.,Ltd. to Serve as a Planning Company for the Supply of Rental SKY PerfecTV! Set-top Boxes.;

7. Acquisition of Cable television Adachi Corporation shares;



dlw 4/29

8. New Management Guidelines Released as Mid-Term Vision (FY2005-FY2010);

9. OptiCast Business Expansion ～Future business expansion and change of the service name～ ;

10. Total Registrations and DTH Subscribers as of the end of January 2005;

11. SKY Perfect Communications and Sharp Corporation to Develop Shared Reception System for Commercial Buildings and Condominiums;

12. Acquisition of Pay Per View Japan, Inc. shares;

13. Acquisition of Treasury Shares and Bid to Acquire Treasury Shares;

14. Launch of HIKARI PerfecTV! Service in the Osaka Area;

15. Declaration on Timely Disclosure;

16. Total Registrations and DTH Subscribers as of the end of February 2005;

17. SKY Perfect Well Think Invests in New Soccer Magazine *"World Soccer King"*;

18. OptiCast and On Demand TV Form Alliance for VOD Service;

19. Sales partnership between OptiCast, NTT Medias and Osaka Gas in Optical Fiber Video Distribution Business ～Deployment of Four-Play Service for video distribution services, Internet, IP telephony and security services～;

20. Outcome of Bid to Acquire Treasury Stock;

21. SKY Perfect Establishes New Company to Operate New Mobile Phone-Based Business;

22. Distribution of Popular SKY Perfect Anime Series "DAMEKKO-DOUBUTSU" to Start! SKY Perfect's 2nd Program to be Video Streamed via EZ Channel.;

23. Concessions for Victims of the Earthquake that Struck Off the West Coast of Fukuoka Prefecture; and

24. Total Registrations and DTH Subscribers as of the end of March 2005.

If you have any questions or requests for additional information, please do not hesitate to contact Yasuyuki Kuroda of Anderson Mori & Tomotsune, Japanese counsel to the Company, with offices at Izumi Garden Tower, 6-1, Roppongi 1-chome, Minato-ku, Tokyo 106-6036, Japan (telephone +813-6888-1000, facsimile +813-6888-3187). For your information, the division of the Company in charge of this matter is Finance & Accounting Dept. (telephone +813-5468-9425, facsimile +813-3468-3612).

Very truly yours,



Yasuyuki Kuroda

Enclosure

To whom it may concern:


SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2005
WASH. D.C.
209
SECTION

January 5, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

**Total Registrations and DTH Subscribers**
**as of the end of December 2004**

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of December 2004.

| TOTAL | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 59, 379 | 44, 195 |
| Churn | 28, 839 | 27, 153 |
| Churn Rate*3 | 9. 3% | 10. 0% |
| December Net Increase | 30, 540 | 17, 042 |
| Cumulative Total | 3, 767, 279 | 3, 264, 566 |

| SKY PerfecTV! *4 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 46, 178 | 35, 603 |
| Churn | 27, 031 | 26, 039 |
| Churn Rate*3 | 9. 1% | 10. 0% |
| December Net Increase | 19, 147 | 9, 564 |
| Cumulative Total | 3, 592, 154 | 3, 118, 747 |

| SKY PerfecTV! 110 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 13, 201 | 8, 592 |
| Churn | 1, 808 | 1, 114 |
| Churn Rate*3 | 13. 3% | 9. 7% |
| December Net Increase | 11, 393 | 7, 478 |
| Cumulative Total | 175, 125 | 145, 819 |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through SKY PerfecTV! compatible optical fiber TV, "OPCAS" is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

FILE No.
82—5113

To whom it may concern:

January 19 , 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

**SKY PerfecTV! Opens Own Channels on SKY PerfecTV! 110**
**- Ch.801 and 802 SKY PerfecTV! Channel 110 Opens on March 1 -**

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) has announced the opening of its own channels, "SKY PerfecTV! Channel 110" on SKY PerfecTV! 110, a 110-degree CS digital broadcasting platform, primarily to broadcast programs procured independently. SKY PerfecTV! will commence broadcasting services on 2 channels, Ch.801 and Ch.802, from Tuesday, March 1.

SKY PerfecTV! has acquired the broadcasting rights to popular sports programs, for example Serie A Italian Professional Soccer League, UEFA Champions League and Major League Baseball (MLB), and has broadcast them on 7 of its own channels on the 124/128-degree CS digital broadcasting services.
In response to growing calls from viewers to show these programs on SKY PerfecTV! 110, we decided to set up 2 of our own channels, by supplying programs for Multi Channel Entertainment Inc. (in which we have a 90% shareholding), a licensed broadcaster of CS 110-degree digital broadcasting services. We plan to prepare sports programs that demonstrate the appeal of this service, while taking into account the features and needs of the SKY PerfecTV! 110 subscriber segment.

To view the programs, it is necessary to subscribe for "Soccer Best Selection" or "MLB & Sports Selection" (viewing charges: 2,000 yen/month including tax, respectively.) To mark the opening of the channel, we will provide a free broadcasting service without scrambling until Sunday, March 6.
With the spread of receivers such as wide-screen televisions that enable the reception of terrestrial digital, BS and CS, the number of subscribers for SKY PerfecTV! 110 is increasing steadily. With growing expectations for high-definition television broadcasting services that feature SKY PerfecTV! 110, we will look at expanding these services to further enhance the attraction of digital multi-channel broadcasting services in the future.

At this moment, the impact of the opening of the channel on the Company's consolidated results for this fiscal year is expected to be minimal.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

January 21, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)


SEC MAIL PROCESSING
RECEIVED
APR 20 2005
WASH, D.C.
209
SECTION

# SKY Perfect Well Think Announces First Investment Plan Investing in "Hang Ryu" Film Multimedia

SKY Perfect Well Think, Co. Ltd. (President and Representative Director: Junichi Watanabe, "Well Think"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura, "SKY Perfect") and a planning company that operates a content development and investment business, and SPO, INC. (Head Office: Chuo-ku, Tokyo; President and Representative Director: Yoshiharu Katsuki), a film distribution company, have reached an agreement concerning joint investment in multimedia businesses in Japan. The multimedia business will employ 21 Hang Ryu (Korean) films, which have yet to be released in Japan, and will include cinema runs, broadcasting, and video.

These 21 films include the latest works released in 2004 and major Hang Ryu movies: *Hisame* (Ice Rain) (2004), starring Song Seung-Hun, who has made news recently when he put his career in entertainment on hold for the military; *Coast Guard* (2002, starring Jang Dong-Gun, playing a soldier who experiences tragedy in the demilitarized zone; *Piano wo Hiku Daitoryo* (The Romantic President) (2002), starring Choi Ji-Woo, a love comedy in which a teacher (Choi Ji-Woo) falls in love with the president; *Onai Doshi no Katei Kyoshi* (My Tutor Friend) (2002), starring Kwon Sang-Woo in what was the second most popular movie with South Korean audiences in 2003.

The movies will be released at the "Hang Ryu Cinema Festival 2005" in Tokyo's Shinjuku this spring. Also, the two companies are considering a plan to create a package for DVD and other media for broadcast on SKY Perfect.

Well Think believes that applying the Hang Ryu phenomenon that started with the TV drama last year to other genres, including movies and music, will enable the company to introduce it to a broader market, generating subscriptions for SKY Perfect. Also, having been successful in acquiring the rights for the films before they became a phenomenon, the company will be able to secure high margins. These factors prompted the decision to invest in the multimedia businesses.

Well Think was established as a content development company of SKY Perfect last November, with

capital of 480 million yen, and plans to invest between 2 billion yen and 2.5 billion yen annually. This investment using the Hang Ryu films is the first investment plan.

The impact of this investment plan on the Company's consolidated results is anticipated minimal at this moment.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

《List of films》

NOTE
『 』: title of the film／「 」: title in Japanese／( ) : release year in South-Korea

『Coast Guard』(2002)
Cast : Jang Dong-Gun
Director : Kim Ki-duk

『The Romantic President』「*Piano wo Hiku Daitoryo*」(2002)
Cast : Choi Ji-Woo, Ahn Sung-Ki
Director : Jeon Man-Bae

『My Tutor Friend』「*Onai Doshi no Katei Kyoshi*」(2003)
Cast : Kwon Sang-Woo, Kim Ha-Neul
Director : Kim Kyung-Hyung

『First Kiss』(1998)
Cast : Ahn Jae-Wook, Choi Ji-Woo
Director : Kim Tae-Kyun

『Oh Brothers』(2003)
Cast : Lee Jung-Jae, Lee Bum-Soo
Director : Kim Yong-Hwa

『Ice Rain』「*Hisame*」(2004)
Cast : Song Seung-Hun, Kim Ha-Neul, Lee Sung-Jae
Director : Kim Eun-Sook

『Who Drives me mad』「*Dare ga Ore wo Kuruwaseruka*」(1995)
Cast : Lee Byung-Hun, Choe Jin-Sil
Director : Koo Im-Seo

『Anarchist』(2000)
Cast : Jang Dong-Gun, Jeong Jun-Ho
Director : Yu Yeong-Sik

『Jail Breaker』(2002)
Cast : Sol Kyung-Gu, Cha Seung-Won
Director : Kim Sang-Jin

『Save The Green Planet』「*Chikyu wo Mamore!*」(2003)
Cast : Shin Ha-Kyun
Director : Jang Jun-Hwan

『A Letter From Mars』「*Tengoku kara no Tegami*」(2003)
Cast : Kim Hee-Sun, Shin Ha-Gyun
Director : Kim Jung-Kwon

『Jungle Juice』(2002)
Cast : Jang Hyuk, Lee Bum-Soo
Director : Cho Min-Ho

『Address Unknown』「*Uketorinin Humei*」(2001)
Cast : Yang Dong-Geun, Kim Young-Min
Director : Kim Ki-duk

『Mokpo, the Gangster』「*Moppo ha Minato da*」(2004)
Cast : Cho Jae-Hyun, Cha In-Pyo
Director : Kim Ju-Heui

『Break Out』「*Lighter wo Tsukero*」(2002)
Cast : Cha Seung-Won, Kim Seung-Woo
Director : Jang Hang-Jun

『Singles』(2003)
Cast : Jang Jin-Young, Um Jung-Hwa, Lee Bum-Soo
Director : Kwon Chil-In

『Wild Card』(2003)
Cast : Yang Dong-Geun, Jung Jin-Young
Director : Kim Yoo-Jin

『Sex is Zero』(2002)
Cast : Ha Ji-Won, Yim Chang-Jeong
Director : Yun Je-Gyun

『Reverse of Fortune』「*Jinsei no Gyakuten*」(2003)
Cast : Kim Seung-Woo, Ha Ji-Won
Director : Park Yong-Woon

『My Boss, My Hero』(2001)
Cast : Jung Jun-Ho, Jung Wung-In, Jung Wun-tek
Director : Yun Je-Gyun

『Conduct Zero』「*Hinkou Zero*」(2002)
Cast : Ryu Seung-Bum, Im Eun-Kyung
Director : Cho Keun-Sik

(21 films in total)

(Summary English Translation)

January 26, 2005

SKY PerfecTV!

**Consolidated Business Results of Third Quarter for the year ending March 2005**



PROCESSING
SEC MAIL
RECEIVED
APR 20 2005
SECTION
WASH. D.C.
209



Company Name: SKY Perfect Communications Inc.
Code No. 4795  Tokyo Stock Exchange 1st Section
(URL  http://www.skyperfectv.co.jp)

Representative: Hajime Shigemura, President and Representative Director

For any inquiries please call: Norio Sato, General Manager of Finance & Accounting Dept.
TEL: 03-5468-7800


1. Matters Relating to the Preparation, etc. of the Quarterly Business Results

① Difference between Accounting Treatment and Recognition Methods for the Most Recent Consolidated Fiscal Year: None

② Changes in Application of Consolidation and Equity Method:

Consolidated (new) 1
(excluded) 0

Equity Method (new) 1
(excluded) 0

2. Business Results for the Third Quarter of the Year Ending March 2005 (from April 1, 2004 through December 31, 2004)

(1) Progress of Business Results (Consolidated)

(amounts less than one million yen have been rounded off)

| | Operating Revenue | | Operating Income | | Ordinary Income | | Net Income for the Current Quarter (Current Period) | |
|---|---|---|---|---|---|---|---|---|
| | *(Million yen)* | *(%)* | *(Million yen)* | *(%)* | *(Million yen)* | *(%)* | *(Million yen)* | *(%)* |
| Third quarter of the year ending March 2005 | 55,589 | 3.0 | 2,988 | -12.6 | 3,635 | -8.1 | 3,674 | 1.2 |
| Third quarter of the year ended March 2004 | 53,988 | 3.2 | 3,419 | - | 3,956 | - | 3,631 | - |
| (Reference) Year ended March 2004 | 72,475 | - | 4,152 | - | 4,853 | - | 4,384 | |

| | Net Income per Share | Net Income per Share (fully diluted) |
|---|---|---|
| | (yen) | (yen) |
| Third quarter of the year ending March 2005 | 1,620.43 | 1,618.94 |
| Third quarter of the year ended March 2004 | 1,623.14 | 1,621.62 |
| (Reference) Year ended March 2004 | 1,957.23 | 1,955.30 |

*(Note) Percentages appearing under Operating Revenue, Operating Income, Ordinary Income and Net Income for the Current Quarter represent the ratio of increase/decrease compared to the same quarter of the prior year.*

*(Million yen)*

| Classification of Business Services, etc. | Previous Fiscal Year (Consolidated) | | | | | | Current Fiscal Year (Consolidated) | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | First Quarter | Second Quarter | Third Quarter | Total of First Three Quarters | Fourth Quarter | Full Year | First Quarter | Second Quarter | Third Quarter | Total of First Three Quarters |
| Customer management business and promotion of digital broadcasting | 11,833 | 11,875 | 11,723 | 35,433 | 11,916 | 47,349 | 12,158 | 12,203 | 12,023 | 36,385 |
| Business relating to broadcasting of programs | 2,211 | 2,234 | 2,203 | 6,649 | 2,279 | 8,928 | 2,465 | 2,481 | 2,407 | 7,354 |
| Other platform-related businesses | 3,793 | 3,660 | 4,451 | 11,906 | 4,290 | 16,197 | 4,153 | 3,683 | 4,011 | 11,849 |
| Total | 17,839 | 17,770 | 18,378 | 53,988 | 18,486 | 72,475 | 18,777 | 18,369 | 18,442 | 55,589 |

January 26, 2005

To whom it may concern:


SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2005
WASH. D.C.
209
SECTION

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

**Summary of 3Q Results and Revision of the Business Result Forecast for the Period Ending March 31, 2005 (Supplement)**

## 1. Subscriber Addition and Churn

(Thousands of people)

| | 1-3Q /FY04 | 1-3Q /FY03 | Difference | Difference (%) | 3Q/ FY03 | 3Q/ FY04 |
|---|---|---|---|---|---|---|
| Total Sub. Net Addition<br>(SKY PerfecTV!110) | 144<br>(29) | 121<br>(52) | △23<br>(22) | △15.9%<br>(76.6%) | 51<br>(13) | 43<br>(24) |
| Total Sub. at Period End<br>(SKY PerfecTV!110) | 3,569<br>(71) | 3,767<br>(175) | 198<br>(104) | 5.6%<br>(145.1%) | 3,569<br>(71) | 3,767<br>(175) |
| New DTH Sub.<br>(SKY PerfecTV!110) | 326<br>(32) | 314<br>(41) | △12<br>(8) | △3.7%<br>(25.5%) | 109<br>(14) | 104<br>(18) |
| Number of DTH Churn<br>(SKY PerfecTV!110) | 203<br>(3) | 232<br>(10) | 28<br>(7) | 13.9%<br>(202.1%) | 70<br>(1) | 79<br>(4) |
| DTH Sub. Net Addition<br>(SKY PerfecTV!110) | 123<br>(29) | 82<br>(31) | △40<br>(2) | △32.8%<br>(5.4%) | 39<br>(13) | 25<br>(15) |
| DTH Sub. at Period End<br>(SKY PerfecTV!110) | 3,113<br>(70) | 3,265<br>(146) | 152<br>(76) | 4.9%<br>(108.1%) | 3,113<br>(70) | 3,265<br>(146) |
| DTH Churn Rate(%) | 8.9%<br>(7.9%) | 9.6%<br>(10.2%) | 0.7<br>(2.3) | -<br>(-) | 9.1%<br>(8.4%) | 9.7%<br>(10.2%) |

- While the number of new DTH subscribers for our core SKY PerfecTV/ service was more or less in line with what we had anticipated, the number of new DTH subscribers for SKY PerfecTV/110, despite showing significant subscriber growth compared to the same period last year, failed to reached levels initially expected, having been affected by a delay in the start of subscription promotions including the release of new packs and the launch of High-Definition Television. As a result, the total number of new DTH subscribers this period was down 12 thousand on the same time last year to 314 thousand.

- The churn rate for Q3 was up 0.7 points from the same time last year to 9.6%. This higher level was the result of special circumstances, namely a peak in the expiration of subscriptions made through the former Digital Club from early on in the period.

- As a result, the cumulative number of DTH subscribers as of the end of the third quarter for the March 2005 term was 3,265 thousand, up 152 thousand compared to the same time last year.

## 2. Business Results

Financial Summary (April 1, 2004 –December 31, 2004)

(Millions of Yen)

| Consolidated | 1-3Q /FY03 | 1-3Q /FY04 | Difference | Difference (%) | 3Q/ FY03 | 3Q/ FY04 |
|---|---|---|---|---|---|---|
| Revenues | 53,988 | 55,589 | 1,600 | 3.0% | 18,378 | 18,442 |
| Operating Profit | 3,419 | 2,988 | △431 | △12.6% | △318 | △171 |
| Profit before Income Taxes | 3,956 | 3,635 | △321 | △8.1% | △195 | 35 |
| Net Profit | 3,631 | 3,674 | 43 | 1.2% | △170 | 263 |
| Total Assets | 121,446 | 127,932 | 6,485 | 5.3% | 121,446 | 127,932 |
| Total Shareholder's Equity | 91,777 | 98,814 | 7,036 | 7.7% | 91,777 | 98,814 |
| Cash Flow from Operating Activities | 5,118 | 1,575 | △3,543 | △69.2% | 9 | △3,516 |
| Cash Flow from Investing Activities | △3,181 | △13,126 | △9,945 | – | △3,968 | 511 |
| Cash Flow from Financing Activities | △484 | △1,467 | △983 | – | △154 | △65 |
| Cash and Cash Equivalents at the Period End | 39,555 | 32,922 | △6,633 | △16.8% | 39,555 | 32,922 |

| Non-Consolidated | 1-3Q /FY04 | 1-3Q /FY03 | Difference | Difference (%) | 3Q/ FY03 | 3Q/ FY04 |
|---|---|---|---|---|---|---|
| Revenues | 52,181 | 54,053 | 1,872 | 3.6% | 17,794 | 17,985 |
| Operating Profit | 3,568 | 3,576 | 8 | 0.2% | △281 | 119 |
| Profit before Income Taxes | 4,186 | 4,315 | 128 | 3.1% | △119 | 356 |
| Net Profit | 3,760 | 4,182 | 422 | 11.2% | △121 | 549 |
| Total Assets | 114,892 | 123,310 | 8,418 | 7.3% | 114,892 | 123,310 |
| Total Shareholder's Equity | 92,956 | 100,484 | 7,527 | 8.1% | 92,956 | 100,484 |

●Despite the somewhat lackluster increase in subscriber numbers as compared to the same time last year, thanks to the increase in cumulative DTH subscribers to more than 325 ten thousand, revenues increased 3.0% compared to the same time last year on a consolidated basis, and 3.6% on a non-consolidated basis.

●In terms of profit and loss, earnings for Q3 (October – December 2004), the period with the highest seasonal costs for promotions, etc. leading up to the end-of-year sales push, had come in at a loss up until this same period last year, but thanks to the expanded revenue base generated by the increase in cumulative subscriber numbers, consolidated profit before income taxes this time around was 35 million yen, while consolidated net profit was 263 million yen. In terms of the whole three-quarter period (April – December 2004), the recommencement of TV advertising in Q1 drove consolidated profit before income taxes down 321 million yen from last year's figures to 3,635 million yen, while gains from the sale of investment securities drove consolidated net profit up 43 million yen to 3,674 million yen.

●With regard to consolidated cash flows, the reduction in accrued liabilities generated by the payment of outstanding broadcasting right payments resulted in a cash flow from operating activities of 1,575 million yen. Moreover, the purchase of investment securities using surplus funds and the upgrade of delivery equipment, etc. generated a cash flow from investing activities of △13,126 million yen. Cash flow from financing activities came in at △1,467 million yen after the payment of profit dividends. As a result, the balance of cash and cash equivalents at the end of the term stood at 32,922 million yen, or 62,403 million yen if three-month and longer deposits and securities are factored in as well.

## 3. Revision of Business Result Forecast Fiscal Year Ending March 2005 (from April 1, 2004 to March 31, 2005)

(Millions of Yen)

| | FY04 Former Forecast* | FY04 Revised Forecast | Difference | Difference (%) | Business Result FY03 |
|---|---|---|---|---|---|
| New DTH Sub. (thousands) | 500 | 440 | △60 | △12.0% | 471 |
| DTH Sub. Net Addition (thousands) | 207 | 130 | △77 | △37.2% | 192 |
| DTH Sub. at Period End (thousands) | 3,389 | 3,312 | △77 | △2.3% | 3,182 |
| Total Sub. at Period End (thousands) | 3,854 | 3,777 | △77 | △2.0% | 3,647 |
| DTH Churn Rate (%) | 8.9% | 9.6% | 0.7% | - | 9.0% |
| Consolidated Operating Profit | 77,000 | 74,000 | △3,000 | △3.9% | 72,475 |
| Consolidated Profit before Income Taxes | 5,200 | 4,400 | △800 | △15.4% | 4,853 |
| Consolidated Net Profit | 5,000 | 4,400 | △600 | △12.0% | 4,384 |
| Non-consolidated Operating Profit | 75,000 | 72,000 | △3,000 | △4.0% | 70,028 |
| Non-consolidated Profit before Income Taxes | 5,700 | 5,600 | △100 | △1.8% | 5,073 |
| Non-consolidated Net Profit | 5,500 | 5,400 | △100 | △1.8% | 4,495 |

* Based on outlooks provided in the "Forecast for Fiscal Year Ending March 2005" part of the "Summary of Business Results for 1st Half of Fiscal Year 2004"(Consolidated) released on October 27, 2004.

● Despite aggressive marketing promotions for the launch of our own self-managed channels, as well as for new packages and the launch of High-Definition Television, timing delays have meant that the number of new DTH subscribers for SKY PerfecTV!110 in particular, are now expected, at this point in time, to come in under what was previously announced, and therefore we have downwardly revised our initial forecast for the number of new DTH subscribers from 500 thousand to 440 thousand.

● In light of the DTH churn rate up until Q3 (9.6%), we have revised our forecast to 9.6%. We now therefore expect that the total number of subscribers at period end will be 77 thousand less than our previous forecast of 3,389 thousand at 3,312 thousand.

● With respect to revenues, in light of the fact that revenue from our self-managed content products looks to come in under our previous forecasts, and based on the above revisions to forecasts for subscriber numbers as well, we now expect consolidated revenues to come in at 74,000 million yen, 3,000 million yen less than our previous forecast of 77,000 million yen.

● In terms of profit and loss, while agent commissions are expected to fall with the aforementioned downward revisions made to subscriber number forecasts, as we plan to strengthen our advertising and marketing initiatives in order to attract new subscribers in Q4, plan to actively expand the business operations of Opticast Inc. moving forward, and are planning to bolster security for the protection of personal information through the Data Network Center Corporation with the enforcement of the Personal Information Protection Law, we have revised our forecasts for a consolidated profit before income taxes of 5,200 million yen and a consolidated net profit of 5,200 million yen to 4,400 million yen and 4,400 million yen respectively.

● Please note that with respect to the acquisition of shares in Cable television Adachi Corporation, which was approved by resolution of the Board of Directors at a meeting held on January 26, 2005, share acquisition proceedings are expected to be complete by mid March 2005 and any effect on the consolidated results of this fiscal year should be negligible.

(Note) Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business, However, factors that could influence our business results are not limited to the above.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:


SEC MAIL
PROCESSING
RECEIVED
APR 2 0 2005
WASH, D.C.
SECTION
209

January 26, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# Establishment of SKYPerfect Marketing, Co.,Ltd. to Serve as a Planning Company for the Supply of Rental SKY PerfecTV*!* Set-top Boxes.

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce, as detailed in the attached release issued today, the joint establishment together with JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") of SKYPerfect Marketing, Co.,Ltd. to serve as a planning company for the supply of rental SKY PerfecTV*!* set-top boxes.

As this company will be involved in planning activities, any effect on the Company's consolidated results this period will be negligible. Future outlooks and forecasts will be disclosed as further developments such as starting business are made.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

January 26, 2005

For Immediate Release

SKY Perfect Communications Inc.

JSAT Corporation

**Establishment of SKYPerfect Marketing, Co.,Ltd. to Serve as a Planning Company for the Supply of Rental SKY PerfecTV! Set-top Boxes**

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") and JSAT Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Kiyoshi Isozaki; "JSAT") are pleased to announce that a resolution was passed at respective meetings of their Boards of Directors today for the joint establishment of SKYPerfect Marketing, Co.,Ltd. a planning company that will engage in rental sales of set-top boxes for SKY PerfecTV! services.

1. Reason for the establishment of this new company

Subscriber numbers for SKY Perfect services, which are provided via JSAT communications satellites (at longitude 124/128°east), are on the increase and as of December 31, 2004 stood at over 3.75 million. Despite this, however, attracting potential customers in the senior-citizen and family-user segments – where people are aware of and interested in the SKY PerfecTV! brand but not enough so to subscribe – remains an issue for the Company. Therefore, with a view of promoting the further expansion of the multi-channel pay broadcasting market, both companies are looking into introducing a rental scheme that will be easy to sign up for and that will alleviate the initial cost burden on customers, to supplement the system already in place where set-top boxes are sold outright through sales agents.

The two companies are looking into setting up rental services not just for DTH service set-top boxes, but also for hybrid set-top boxes that are dually compatible with SKY PerfecTV! services provided by OptiCast, as well as high-spec set-top boxes with built-in HDD recording functions, for example.

2. Corporate Profile of SKYPerfect Marketing, Co.,Ltd.

(1) Company name: SKYPerfect Marketing, Co.,Ltd.

(2) Representative: Takahito Okunaga (Assistant General Manager, Corporate Planning Dept, SKY Perfect Communications Inc.)

(3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo

(4) Date of establishment: February 1, 2005 (plan)

(5) Principle business: Planning for rental sales of set-top boxes for broadcast services.

(6) End of financial year: March each year

(7) No. of employees: TBA

(8) Capitalization: 10 million yen

(9) Total number of shares to be issued: 200 shares

(10) Major shareholders: SKY Perfect Communications Inc. 50%

JSAT Corporation 50%

---

＊Press Contacts:

SKY Perfect Communications Inc., Public Relations Department

TEL: 03-5468-9400 FAX: 03-5468-9399

JSAT Corporation, Corporate Communications Division

TEL: 03-5219－7783 FAX: 03-5219-7778

To whom it may concern:

January 26, 2005


SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2005
WASH. D.C.
209
SECTION

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# Acquisition of Cable television Adachi Corporation shares

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") resolved at a meeting of the Board of Directors held today to acquire shares in Cable television Adachi Corporation (Head Office: Adachi-ku, Tokyo; President and Representative Director: Youichi Ooe; "CTA").

Details

1. Reason for the acquisition of shares

SKY Perfect has commenced video streaming services over optical fiber through our 100% owned subsidiary OptiCast Inc. and has also started to deploy cable infrastructure as well for the distribution of our SKY Perfect multi-channel broadcasting services. CTA commenced operations in August 1995 and today provides multi-channel services to over 30,000 subscribers. Now CTA is hoping to advance their use of digital technology using as a base OptiCast's business model, having determined that combining SKY Perfect's powerful content and CTA's know-how and sales force with its strong regional ties will not only provide consumers with better service but also be greatly advantageous to management of CTA. Thus, SKY Perfect has decided to acquire all shares out of the total number of shares already issued currently held by ITOCHU Corporation (20,000 shares) so that SKY Perfect can become involved in CTA's management and work together with Adachi Ward in promoting digitization.

2. Corporate profile of Cable television Adachi Corporation

(1) Company name: Cable television Adachi Corp.

(2) Representative: Youichi Ooe

(3) Address: 2-28-6 Ayase, Adachi-ku, Tokyo.

(4) Established: August 7, 1995

(5) Principle business: Cable television broadcaster and wired radio broadcaster under the Cable Television Broadcast Law.

(6) End of financial year: March each year

(7) No. of employees: 47

(8) Head Office: 2-28-6 Ayase, Adachi-ku, Tokyo

(9) Capital: 2,063 million yen

(10) Total number of shares already issued: 41,260 shares

(11) Major shareholders: ITOCHU Corporation (48.47%), Adachi Ward (18.18%), JAFCO Co., Ltd. (11.15%), Ito Yokado Co., Ltd. (4.85%), and others.

(12) Results in recent financial years

| | FY02 | FY03 |
|---|---|---|
| Revenues | 1,954 million yen | 2,179 million yen |
| Operating Profit | 122 million yen | 363 million yen |
| Profit before Income Taxes | 138 million yen | 383 million yen |
| Net Profit | 1,230 million yen | 230 million yen |
| Total Assets | 4,110 million yen | 4,353 million yen |
| Shareholders' Equity | 2,010 million yen | 2,239 million yen |

3. Current shareholder involved in this acquisition

20,000 (48.47% of the total number of shares already issued) shares will be acquired from ITOCHU Corporation.

4. No. of shares to be acquired, acquisition price, and stake before and after acquisition

(1) No. of shares held before the transfer: 0 shares (Voting rights: 0; Stake: 0%)

(2) No. of shares to be acquired: 20,000 shares (Voting rights: 20,000; Acquisition price: 2,200 million yen)

(3) No. of shares held after the transfer: 20,000 shares (Voting rights: 20,000; Stake: 48.47%)

* However, there is a possibility that in the future prior to the hand over of share certificates, share ownership may increase up to a maximum 82% through the acquisition of shares from

minority shareholders.

5. Schedule

| | |
|---|---|
| January 26, 2005 | Resolution adopted at meeting of the Board of Directors, Stock Purchase and Sale Agreement concluded. |
| February 2005 | Confirm interest of minority shareholders in selling. |
| Mid March 2005 | Hand-over of share certificates (plan) |

6. Future outlook

The effect of this action on the Company's consolidated results for the March 2005 term will be negligible. We plan to provide notification of forecasts for the next financial year in our consolidated results forecasts.

The plan for the digitization of Cable television Adachi Corp. involves changing the channel plan in the March 2006 term with a view to OptiCast's future involvement and then progressively introducing SKY Perfect's multi-channel services. Moreover, with the launch of multi-channel services by OptiCast and the provision of the so called "Triple-Play Service", from the March 2007 term onwards it is envisaged that both companies can expect to benefit from synergistic effects.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH, D.C.
209
SECTION

January 26, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

**New Management Guidelines Released as Mid-Term Vision (FY2005 – FY2010)**

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") resolved at a meeting of the Board of Directors held this afternoon to adopt the Mid-Term Vision, a medium-range plan that sets out the management guidelines for the company from FY2005 to FY2010.

This new plan is an updated version of the "Mid-Term Management Plan (FY2003 – 2007)" (released on April 25, 2003) to account for the dramatic changes in the market with the subsequent introduction of CS digital multi-channel broadcasting. The new plan will focus on SKY Perfect and our affiliates becoming Japan's largest conglomerate of paid broadcast service operators (and content distributors) and providing diversified content services that cater to a broad spectrum of consumer lifestyles.

SKY Perfect's business operations have hitherto revolved around the platform business linking subscribers with licensed broadcasters and licensed satellite operator through satellite-based DTH (Direct-To-Home) services, and SKY Perfect has amassed over 3.75 million subscribers (total number of registrations). Under the Mid-Term Vision, which has been developed based on our awareness of the need for new sales channels if we are to promote the establishment and spread of a multi-channel culture in the future, an rental set-top box scheme will be newly introduced to supplement the current system where set-top boxes are sold outright through sales agents such as electrical appliance retailers. SKYPerfect Marketing Co., Ltd. will be established in order to look into this new system and into providing rentals of high-spec set-top boxes with built-in HDD (Hard Disk Drive) recording functions, for example. Through these initiatives we are aiming to strengthen our systems for attracting subscribers.

In addition, we will work on strengthening our relationships with broadcasters while at the same time

expanding our business in new transmission sectors, including FTTH (Fiber-To-The-Home), broadband, and mobile services. We will also further expand our conventional multi-platform strategy to enable us to provide SKY Perfect services to suit all aspects of people's lives.

We also envisage making some 80,000 million yen worth of strategic, growth-focused investments, including putting 20,000 million yen into strengthening our relationships with licensed broadcasters, 30,000 million yen into the FTTH business through which our subsidiary OptiCast will roll our optical fiber-compatible video distributing services, 20,000 million yen towards building up our sales network and the content business, as well as other investments in new business areas including M&As.

Over the first two years, our priority will be to boost subscriber numbers and increase revenues (sales), and we will make strategic investments at the right time to help SKY Perfect and our affiliates work together to promote these measures and to strengthen the Group.

We expect that these measures will enable us to achieve our targets of more than 5 million subscribers by the end of FY2007 and more than 8 million by the end of FY2010, and revenues and profit before income taxes of 150,000 million yen and 15,000 million yen by the end of FY2007 and 250,000 million yen and 40,000 million yen by the end of FY2010 respectively.

SKY Perfect will put all our efforts into achieving our Mid-Term Vision to contribute to the development of digital technology and to the establishment of an even more diverse multi-channel culture.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399




SKY PerfecTV!

# Financial Summary of 3Q/FY2004 and our New Mid-term Vision

January, 2005

SKY Perfect Communications Inc.



## Financial Summary of 3Q/FY2004

# Financial Summary (Consolidated/Non-Consolidated)



(April 1, 2004–December 31, 2004 )

(Millions of Yen)

| | Consolidated | Non-Consolidated | Difference |
|---|---|---|---|
| Revenues | 55,589 | 54,053 | 1,536 |
| Operating Profit | 2,988 | 3,576 | -588 |
| Profit before Income Taxes | 3,635 | 4,315 | -680 |
| Net Profit | 3,674 | 4,182 | -508 |
| Total Assets | 127,932 | 123,310 | 4,622 |
| Total Shareholder's Equity | 98,814 | 100,484 | -1,670 |

SKY Perfect Communications Inc.

Consolidated Subsidiaries

- Data Network Center Corporation (51% shareholding) Customer Management
- Multi Channel Entertainment Inc. (90% shareholding) 110 degree CS broadcasting service
- Samurai TV Inc. (80.25% shareholding) Special TV channel for wrestling and martial arts
- OptiCast Inc. (100% shareholding) Content distribution service through FTTH
- SKY Perfect Well Think, Co. Ltd. (100% shareholding) Content investment (planning company)

Affiliates for which Equity Method is applied

- Pay Per View Japan Inc (20% shareholding) PPV Service
- System Create Inc. (32.26% shareholding) System development (CD-ROM Distribution)





# Summary of Profit and Loss Statement



[Profit and Loss Statement: Consolidated]

| | 1-3Q FY03 | 1-3Q FY04 | Difference | 3Q FY03 | 3Q FY04 | Difference |
|---|---|---|---|---|---|---|
| DTH Gross Addition (thousand) | 326 | 314 | -12 | 109 | 104 | -5 |
| DTH Sub. At FY End (thousand) | 3,113 | 3,265 | +152 | 3,113 | 3,265 | +152 |
| Revenues (Total) | 53,988 | 55,589 | +1,600 | 18,378 | 18,442 | +64 |
| Subscriber-related revenues | 35,433 | 36,385 | +952 | 11,723 | 12,023 | +300 |
| Transmission-related revenues | 6,649 | 7,354 | +705 | 2,203 | 2,407 | +204 |
| Other fees and revenues | 11,906 | 11,849 | -57 | 4,451 | 4,011 | -440 |
| Operating Expenses | 50,569 | 52,601 | +2,031 | 18,697 | 18,614 | -83 |
| Operating Profit | 3,419 | 2,988 | -431 | -318 | -171 | +146 |
| Profit before Income Taxes | 3,956 | 3,635 | -321 | -195 | 35 | +531 |
| Net Profit | 3,631 | 3,674 | +43 | -170 | 263 | +434 |
| Retained Earnings | 2,581 | 5,875 | +3,294 | 2,581 | 5,875 | +3,294 |
| Total Dealing Amount of Subscription Fees etc. | 101,883 | 102,426 | +543 | 33,825 | 33,696 | -129 |
| EBITDA | 5,676 | 5,797 | +121 | 510 | 952 | +442 |
| EBITDA Margin | 10.5% | 10.4% | - | 2.8% | 5.2% | - |

# Subscriber Addition



## Trend of Number of DTH Subscribers



(unit: thousand)
3,113
3,265
Number of Churn
SKY PerfecTV! 110
SKY PerfecTV! (124+128+Opti Cast)
DTH Sub at Period End
326
(1Q:111)
(2Q:106)
(3Q:109)
314
(1Q:105)
(2Q:105)
(3Q:104)
32
294
-203
41
273
-232
1-3Q/FY03
1-3Q/FY04






# Trend of DTH Churn Rate



| | 1Q | 2Q | 3Q | 4Q | Annual |
|---|---|---|---|---|---|
| FY02 | 6.7% | 8.0% | 8.3% | 9.1% | 8.2% |
| FY03 | 8.9% | 8.7% | 9.1% | 9.6% | 9.0% |
| FY04 | 9.8% | 9.2% | 9.6% | | 9.6%E |



End of European Soccer (Euro 2004) League Season
12.0%
10.0%
8.0%
6.0%
4.0%
2.0%
0.0%
End of Japan Professional Baseball League Season
End of Fiscal Year
FY03
FY04
* Effected by the special reason in accordance with the migration of Plat One's subscribers
April
May
June
July
August
September
October
November
December
January
February
March

# ARPU (CS 124/128)



Subscription Fees per Subscriber (Yen)



3,797
3,766
3,691
3,649
3,648
3,616
3,522
243 383 2,781 390
239 380 2,757 390
263 357 2,661 390
271 340 2,648 390
261 334 2,663 390
233 339 2,654 390
224 315 2,593 390
1Q/03 2Q/03 3Q/03 4Q/03 1Q/04 2Q/04 3Q/04


Basic Fee/unit | Monthly Fee/unit | PPV Fee/unit | Revenues from Own Programs

Subscriber-related Revenues per Subscriber (Yen)



1,477
1,466
1,468
1,466
1,469
1,439
1,412
243 51 784 390
239 60 777 390
263 56 759 390
271 54 752 390
261 52 766 390
233 54 763 390
224 51 747 390
1Q/03 2Q/03 3Q/03 4Q/03 1Q/04 2Q/04 3Q/04


Basic Fee/unit | Commission of Monthly Fee/unit | Commission of PPV Fee/unit | Revenues from Own Programs

7



# SAC (Subscriber Acquisition Cost) (124/128+110)



Total SAC (Millions of Yen)



10,158
10,661
3,367
3,880
1,270
1,582
5,519
5,197
1-3Q/FY03
1-3Q/FY04


Sales incentives | Promotional expenses | Advertising expenses

SAC per Subscriber (Yen)



31,166
34,066
10,333
12,400
3,899
5,058
16,934
16,608
1-3Q/FY03
1-3Q/FY04


Sales incentives | Promotional expenses | Advertising expenses

* Non-consolidated base.
* Public relations costs are excluded from advertising expenses.

8

# Revision of FY04 Forecast



[Subscribers] (Thousand)

| | FY03 Result | FY04 Previous Forecast | FY04 Revised Forecast |
|---|---|---|---|
| New DTH Subscribers | 471 | 500 | 440 |
| DTH Sub. Net Addition | 192 | 207 | 130 |
| DTH Sub.at Period End | 3,182 | 3,389 | 3,312 |
| Total Sub.at Period End | 3,647 | 3,854 | 3,777 |

[Churn Rate]

| FY03 Result | FY04 Previous Forecast | FY04 Revised Forecast |
|---|---|---|
| 9.0% | 8.9% | 9.6% |

[Business Forecast]

| | Consolidated | | | Non-Consolidated | | |
|---|---|---|---|---|---|---|
| Annual | FY03 Result | FY04 Previous Forecast | FY04 Revised Forecast | FY03 Result | FY04 Previous Forecast | FY04 Revised Forecast |
| Revenues | 72,475 | 77,000 | 74,000 | 70,028 | 75,000 | 72,000 |
| Profit before Income Taxes | 4,853 | 5,200 | 4,400 | 5,073 | 5,700 | 5,600 |
| Net Profit/Loss | 4,384 | 5,000 | 4,400 | 4,495 | 5,500 | 5,400 |

*1 Previous Forecast means the forecast for fiscal year ending March 2005 in summary of business results for 1st half of FY2004 announced on October 27, 2004.

*2 Forecast of the number of new DTH subscribers is revised from 500 thousand to 440 thousand. (SKY PerfecTV!: 380 thousand, SKY PerfecTV!110: 60 thousand)
Forecast of the churn rate is changed to 9.6% in consideration of the result (9.6%) for 1-3Q, FY2004.

*3 Revenues is estimated in consideration of the downward revision of the forecast of the number of new subscribers and revenues related to contents.

*4 Net profit/loss is estimated in consideration of the strengthening of marketing and the aggressive development in OptiCast business.

*5 Dividend forecast of 500 yen per share is not changed.





# Consolidated Cash Flow



[Consolidated] (Millions of Yen)

| | 1-3Q/FY04 | 3Q/FY04 |
|---|---|---|
| Net cash from operating activities | +1,575 | -3,517 |
| Net cash from investing activities | -13,126 | +511 |
| Net cash from financing activities | -1,467 | -66 |
| Adjustment of exchange | +0 | -2 |
| Net increase(decrease) in cash and cash equivalents | -13,018 | -3,074 |
| Cash and cash equivalents at end of period (A) | 32,922 | 32,922 |
| Cash and negotiable securities at end of period (B) | 62,403 | 62,403 |
| Total amount of fund ((B)+the securities for financial investment) | 91,850 | 91,850 |

* Difference between (A) and (B) for 1-3Q/FY2004 is due to fixed-term deposits (5 million yen) and negotiable securities (29,475 million yen), which terms are over 3 months.



# Mid-term Vision (FY05-10)





## Goal and Key Points of Mid-term Vision



Become the largest conglomerate in Japanese Pay TV (content distribution) business and provide diversified content services that cater to a broad spectrum of consumer lifestyles.

- Vertical expansion – Strengthen development of DTH business
  - Establish the structure that can accelerate subscription growth further by positively taking part in producing, acquiring contents and moreover setting up STB for customers toward the value chain.
- Horizontal expansion – Expand multi-platform business strategy further
  - Develop our services with various infrastructures such as optical fibers so that consumers could have a chance to enjoy SKY PerfecTV! in various scenes of life.
- Progress of management in affiliates and strategic investment
  - Implement each measure for our mid-term vision in cooperation with our affiliates. Strengthen our consolidated management structure.
  - Position the first two years as investment terms to strengthen our group. For that reason, short-term profits might be assumed to be sacrificed to some extent.


Business Fields aimed at by SKY PerfecTV!
Viewer／Subscriber／User
Terminal/Display
Network
Platform
Content
Re-build
STB supply structure
Wired
business
Current
SKY PerfecTV!
Business
HIKARI PerfecTV!
Wired business
New Business
Reinforce content aggregation
-Strengthen the relationship with broadcasters
-Invest in content production
Terrestrial
Rental
Satellite
FTTH/CATV
IP
VOD
Mobile
13
© 2005 SKY Perfect Communications Inc. All Rights Reserved


Measures for Vertical Development
(Strengthening of DTH business)
Slowdown of the pace of net growth of DTH subscribers
Strengthen DTH business development
Reconstruct sales strategy for SKY PerfecTV! (CS124/128)
Strengthen the relationship with broadcasters and invest in them
Invest in content production
Promote High Definition broadcasting (CS110)
Improve customer service thoroughly
Strengthen profitability of our core business
14
© 2005 SKY Perfect Communications Inc. All Rights Reserved

## Reconstruction of The STB Supply Strategy (124/12



In addition to the conventional selling-supply method, we reinforce the expansion of subscribers' number by setting up a STB rental system to appeal to the general customer segment. Moreover, we establish the superiority over other rival companies by speeding up the service development such as the provision of DVR and VOD.



STB Supply System
Besides the usual selling method, acquiring further subscribers by a rental method
SKY PerfecTV!
(DTH)
HIKARI PerfecTV!*
(FTTH)
STB for rental
STB Manufacturers
(STB of SKY PerfecTV! and HIKARI PerfecTV! will be integrated in the future)
Usual selling supply method
Registration by Phone/Web
Dealers (Home Applicance Stores etc)


⇨ Establish a planning company (SKYPerfect Marketing, Co.,Ltd.) to build the STB Rental Supply System

* Abbreviation OptiCast's official service name "HIKARI PerfecTV! Service"

15



## Measures for Horizontal Development
(Expansion of multi-platform business strategy)





Diversification of infrastructure such as FTTH and IP
Expand multi-platform strategy further
Development of HIKARI PerfecTV! in 7 major cities
Alliance/Investment/Embarkation in CATV market
Development of IP and VOD
Content distribution to mobile phone
Development of other new businesses
Expand business scale


16

## Expansion Schedule of HIKARI PerfecTV! Service Area



Expand the service area where 13.5 million households have possibility to enjoy the service in 2006. (including single houses)
Become a leading wired-service operator in Japan after two years from the launch of the service.

- Expand service to Tokyo, Osaka and Nagoya metropolitan area of Japan in 2005.
- Expand service to 7 major cities in the middle of 2006.
- Develop CATV business aggressively in core cities around major cities. (including alliances and newly business establishment)

[Area expanding image planned as of January 2005]


Sapporo city
Sendai city
CATV business
Information Network
Koriyama
Fukuyama city
Hiroshima city
Fukuoka city
Nagoya city
Major cities in Osaka and Hyogo prefecture
23 wards of Tokyo
Major cities in Tokyo, Kanagawa, Chiba, and Saitama prefecture

17



## Difference of Business Model (DTH vs FTTH)



- Fulfillment of larger scale revenues because all subscription fee are recognized.
- Achieve high profitability after reaching the breakeven point in the subscriber number because of the limited fixed cost, mainly for relay line charge.


DTH
FTTH (at the break even point)
Revenues of DTH (SKY PerfecTV!)
Commissions
Own Content
Basic Fee ¥390
Revenues of FTTH (HIKARI PerfecTV!)
Subscription Fee
Registration Fee
Basic Fee
Rental Fee for STB
Access Line Fee
Re-transmission Fee
Other expenses
Expenses related to purchasing contents (about 40%)
Sales incentives
Subscriber management cost
STB cost
Access line cost
Relay line cost
Variable costs

18

## New Business Development



Develop new business mainly in the fields with business potential such as IP and interactive media as expansion of multi-platform strategy.

One user can enjoy two or more SKY PerfecTV! services


When you are at home・・・
When you are out・・・
TV
PC
CS digital broadcasting
Data Broadcasting
IP broadcasting
BB content distribution
Mobile content distribution
Wireless LAN content viewing
User can be identified with the same ID even when you can enjoy two or more services
SKY PerfecTV!
*including services on development or consideration

19



## Mid-term Vision (FY05-10)-Numerical target



Become the largest conglomerate in Japanese Pay TV (content distribution) business and provide diversified content services that cater to a broad spectrum of consumer lifestyles.

■ Number of Subscribers (Total Subscribers)

- Subscribers including those through cables at the end of FY2007
  more than 5 million
- Subscribers enjoying SKY PerfecTV! related services at the end of FY2010
  more than 8 million

■ Revenues/Profits (Consolidated, billion yen)

| | FY2004(E) | FY2007 | FY2010 |
|---|---|---|---|
| Revenues | 74 billion yen | 150 billion yen | 250 billion yen |
| Profit before Income Taxes | 4.4 billion yen | 15 billion yen | more than 40 billion yen |

20

# Strategic investment in growing business fields





Image of use of funds (FY05-10)
<Supply>
Operating cash flow (after excluding SAC and content cost)
Fund from IPO and others
Balance at the end of December 2004: about 91.8 billion yen
<Use>
Return to shareholders (considering profit amount)
・Provide stable dividend distribution
・Acquire treasury stocks
Constant capital investment 4-5 billion yen/year
・Up-linking facilities/Information and administrative systems etc.
Strategic investment and financing
■Strengthen relationship with /Invest in broadcasters: 20 billion yen
■Establish supply and sales structure of STB: 10 billion yen
■OptiCast・CATV business: 30 billion yen
■Invest in contents and related companies: 10 billion yen
■Invest in new business (including M&A): 10 billion yen
Total 80 billion yen
Growth by developing business further


21



# General Notes to This Material



・Financial information in this material is prepared under Japanese GAAP unless mentioned otherwise. Regarding financial information based on US GAAP, please refer to our Annual Report and Semiannual Report.

・"Sales Incentives" mean sales incentives paid to the manufacturers and retailers of our set-top boxes according to the number of new subscribers and are Commissions to Sales Agents in the "Major Items and Amount out of the Sales and General Expenses" in the note of the financial statements.

・Number of Subscribers

Number of Individual Subscribers (DTH):

Subscribers who agreed with Pay-Subscription Agreement and have been actually paying subscription fee.

Number of Total Registrations:

The total numbers of provisional subscribers before executing Pay-Subscription Agreement, institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

・"Total Dealing Amount of Subscription Fees" is used to represent the scale of the subscription fees of our company for convenience and previously called as "Total Billing Amount of Subscription Fees", meaning Subscription Fees (Flat, PPV and Own content) + Registration Fee + Basic Fee + Corporate Subscription Fee, in this presentation material.

EBITDA was calculated as Operating profit(loss) +Depreciation expenses to Net profit(loss) + loss of minority interests + Corporate tax, Resident tax and Business tax + Interest payment + Depreciation expenses.

・Forward looking statements including plan, strategy or belief contained in this material are not past facts but are forecasts based on the assumption or belief of our management judging from information available currently. Final decisions related to investment are on the judgment of users themselves. Such forward-looking statements are not guaranteed of future performance and involve risks and uncertainties, and actual results may differ from those in the looking-forward statements as a result of various factors, including, (1) the economic environment surrounding our areas of business, in particular consumer trends, (2) changes in legislation such as broadcasting laws and communications laws, particularly in the case of restriction of our business or proposals to this effect or incase of, for example, new business entry by rival companies, and (3) our ability to develop and continue to provide programs and services acceptable to customers in a fiercely competitive market characterized by features such as remarkably rapid technical innovation in the digital technology field in particular and remarkably subjective and changeable customer preferences in broadcasting business. However, factors that could influence our business results are not limited to the above.

<For any inquiries about this material or investor relations of our company>

SKY Perfect Communications Inc. IR Department (E-mail : ir@skyperfectv.co.jp TEL : +81-3-5468-7800)

22

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH, D.C.
209
SECTION

January 27, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## OptiCast Business Expansion
## ~Future business expansion and change of the service name~

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") hereby informs the expansion of business and the change of service name as follows.

This statement announces OptiCast's concrete development plan that related to the Mid-Term Vision of SKY Perfect, which was released on 26 January 2005. We have already announced the effect of this matter on the Company's consolidated result for this financial year in the FY2004 Summary of 3Q Financial Result (Consolidated), and the effect to FY2005 and thereafter in the New Management Guideline "Mid-Term Vision"(2005-2010) respectively on January 26, 2005.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

Press Release

27, January 2005

**OptiCast Business Expansion**

**~Future business expansion and change of the service name~**

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect"), has resolved that they launch video distribution services through optical fiber networks that form a part of SKY Perfect's multi-platform strategy, with utilizing the "video distribution telecommunication service " of NTT West Corporation (Head Office: Chuo-ku, Osaka; President and Representative Director: Shunzo Morishita; "NTT West"), to all parts of Osaka Shi, Toyonaka-shi, Suita-shi, and Moriguchi-shi and to some parts of Kadoma-shi, Higashi-Osaka-shi, and Settsu-shi. The service is scheduled to commence during February 2005, subject to completion of registration with the Ministry of Internal Affairs and Communications for service area changes under the Law Concerning Broadcast on Telecommunications Services.

Moreover, in FY2006, the service area will be progressively expanded from the Tokyo, Hiroshima, and Osaka to also cover major cities that designated by ordinance. By the end of 2006, some 13.5 million households nationwide will have access to this service. OptiCast is already well regarded by apartment complex developers and condominium associations for making optical fiber information infrastructure as a standard feature for new condominiums. Moving forward, OptiCast is aiming to provide the general public with the services necessary to support their daily lifestyles in the form of easy-to-understand and user-friendly services, and from February 1, 2005 will adopt a new optical fiber-inspired logo, as well as the new service name "HIKARI PerfecTV!".

In the future, in cooperation with telecommunication carriers and the others, OptiCast will undertake service enhancement and the development of various IP technology-based new services for small residences and houses, and will aim to establish the "HIKARI PerfecTV!" brand in so-called "Triple-Play Service" sphere, such as multi-channel broadcasting services, Internet services, and IP telephone services.

---

＊Press Contacts:

SKY Perfect Communications Inc., Public Relations Department

TEL: 03-5468-9400　FAX: 03-5468-9399

(Reference)

**1. Service name and logo**

(1) Service name: "HIKARI PerfecTV!"

(2) New logo:


光PerfecTV!
ピカパー!


光PerfecTV!

**2. Adoption of new service name and logo**

OptiCast launched this service in February 2004 under the service name "SKY PerfecTV! Compatible Optical Fiber TV OPCAS". The new service name "HIKARI PerfecTV!" and logo capitalize on people's strong recognition and familiarity with SKY PerfecTV!, which has some 3.75 million subscribers, while the bold design that features optical-inspired orange and yellow colors aims to set this service apart from the traditional DTH services provided.

**3. Background and current situation**

OptiCast, upon becoming registered as a cable service broadcaster at the end of February 2004, launched video distribution services to condominiums throughout Tokyo's 23 wards using NTT East and UCOM's optical fiber networks, and has already decided to deploy this service over a period of 10 months to 493 condominiums servicing 26,000 households. (Households currently with service as at the end of December 2004: 47 condominiums and around 3,900 households). If pending service inquiries are also factored in, this figure comes to more than 700 condominiums and 50,000 households.

In addition to these video distribution services for condominiums, in December 2004, OptiCast concluded a basic agreement with Energia Communications, Inc. (Head Office: Hiroshima-shi, Hiroshima; President: Tomomi Suzuki), a 100% subsidiary of The Chugoku Electric Power Co., Inc., for a partnership in providing video distribution services over optical fiber in Fukuyama-shi, Hiroshima Prefecture. Service is scheduled to commence sometime in early FY2005 after a trial service period.

Further, in December 2004, OptiCast concluded a basic agreement concerning OptiCast's acceptance of ordinary shares with voting rights newly issued through an allocation of new shares to

a third party to be executed by Information Network Koriyama Inc. (Head Office: Koriyama-shi, Fukushima Prefecture; Representative Director and President: Junichi Ootsuki, "INK"), a cable television business planning company in Koriyama City, Fukushima Prefecture. Following on from this, a new stock subscription agreement was concluded after approval by the general meeting of shareholders of INK held in January 2005. As a result, OptiCast is going to be the INK's largest shareholder with 66.7% ownership of INK's share issue. The planning company will look at launching services by the end of FY2005, considering the status of license applications to the Ministry of Internal Affairs and Communications and the schedule for facility installation, among other factors.

**4. Profile of OptiCast Inc.**

(1) Company name: OptiCast Inc.

(2) President and Representative Director: Hiroyuki Shinoki (Currently Director and Executive Vice President, SKY Perfect Communications Inc.)

(3) Address: 1 -11-8 Shibuya, Shibuya-ku, Tokyo

(4) Established: June 2, 2003

(5) Principle business: Cable broadcasting services involving video distribution over optical fiber networks.

(6) Capital: 480 million yen

(7) Major shareholder: SKY Perfect Communications Inc. (100%)

End.


SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2005
WASH, D.C.
209
SECTION

To whom it may concern:

February 2, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Total Registrations and DTH Subscribers as of the end of January 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of January 2005.

| TOTAL | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 47, 008 | 41, 890 |
| Churn | 30, 169 | 26, 717 |
| Churn Rate*3 | 9. 6% | 9. 8% |
| January Net Increase | 16, 839 | 15, 173 |
| Cumulative Total | 3, 784, 118 | 3, 279, 739 |

| SKY PerfecTV! *4 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 34, 010 | 35, 646 |
| Churn | 27, 737 | 25, 445 |
| Churn Rate*3 | 9. 3% | 9. 8% |
| January Net Increase | 6, 273 | 10, 201 |
| Cumulative Total | 3, 598, 427 | 3, 128, 948 |

| SKY PerfecTV! 110 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 12, 998 | 6, 244 |
| Churn | 2, 432 | 1, 272 |
| Churn Rate*3 | 16. 7% | 10. 5% |
| January Net Increase | 10, 566 | 4, 972 |
| Cumulative Total | 185, 691 | 150, 791 |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through the TV service HIKARI PerfecTV! using optical fiber networks is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

February 17, 2005



Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## SKY Perfect Communications and Sharp Corporation to Develop Shared Reception System for Commercial Buildings and Condominiums

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") and Sharp Corporation (Head Office: Abeno-ku, Osaka: President: Katsuhiko Machida; "Sharp") have jointly issues the following press release, concerning the development of a new shared reception system based on 60 GHz band millimeter wave radio transmission technologies for commercial buildings and condominiums.

The impact of the alliance on the Company's consolidated results of this fiscal year is minimal.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(attachment)





February 17, 2005
SKY Perfect Communications Inc.
Sharp Corporation

# SKY Perfect Communications and Sharp Corporation to Develop Shared Reception System for Commercial Buildings and Condominiums

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce that it has launched a joint project with Sharp Corporation (Head Office: Abeno-ku, Osaka: President: Katsuhiko Machida; "Sharp") to develop a new shared reception system based on 60 GHz band millimeter wave radio transmission technologies* for commercial buildings and condominiums.

At the moment, SKY Perfect uses a total of three communication satellites to operate the digital multi-channel broadcasting services under the name "SKY PerfecTV!" and a CS 110-degree digital broadcasting service under the name "SKY PerfecTV! 110." SKY PerfecTV! offers a total of 290 television and digital radio channels from two communication satellites, one at 124° E and the other at 128° E. Construction of a shared reception system that covers all channels for existing commercial buildings and condominiums entails complicated wiring. For example, it is necessary to install dual coaxial cables inside the building.

The wireless transmission system sought in this joint development project uses the millimeter wave technology in the 60 GHz band, which makes effective use of a wide bandwidth of 2.5 GHz. It wirelessly carries to offices or residential units on different floors all channels on the "SKY PerfecTV!" (from the satellites at 124° and 128° E) received with parabolic antennas installed on the rooftop of a commercial or residential building. It requires no wiring of coaxial cables in the building. Another remarkable feature of the system is that it is possible to construct a shared reception system that wirelessly supplies a total of five different services, including the "SKY PerfecTV! 110" (from satellites at 110° E), the BS digital broadcasting service (also at 110° E) and the terrestrial digital broadcasting service, merely by adding an extra set of millimeter wave transmitter and receivers.

The transmitter and receiver prototyped by Sharp each incorporate an antenna to achieve a small size with dimensions of 12 x 6 x 4 cm. With a wireless transfer distance of 35 meters, the system is ideal for buildings of about ten stories. The transmitter and the receiver are both compliant with the specified low power radio standard and require no radio license.

In the future, both companies will be conducting demonstration trials of the system with a view towards commercialization.

* **60-GHz band millimeter wave radio transmission technologies:** use a license-free radio band at 59-66 GHz which is expected to find active use in future. With an occupied frequency bandwidth of 2.5 GHz, which is about 140 times as wide as that of the 5-GHz band used for wireless LAN solutions (18 MHz), it supports high-speed high capacity data transfer at several Gbps.

■ For press inquiries:

Public Relations Department, SKY Perfect Communications Inc. 03-5468-9400

Corporate Public Relations Division, Sharp Corporation: Osaka 06-6625-3006, Tokyo 03-3260-1870

*New Shared Reception System*
*Based on 60-GHz Band Millimeter Wave Radio Transmission*



SKY PerfecTV!
(at 124/128°E)
SKY PerfecTV! 110 (at 110°E)
BS digital service (at 110°E)
Terrestrial digital service
Rooftop
Transmitter for two signals
(For SKY PerfecTV! services)
Transmitter for three signals
(For SKY PerfecTV! 110, BS digital and terrestrial digital services)
Broadcast signals received with antennas
Receiver
(For SKY PerfecTV! services)
Receiving SKY PerfecTV! services
Floor 10
Veranda
Room
Receiving SKY PerfecTV! 110 and BS digital services
Receiver
(For SKY PerfecTV! 110, BS digital and terrestrial digital services)
Receiving the terrestrial digital service
Floor 9
Coaxial cable
Floor 2
Receiver
(For SKY PerfecTV! services)
Receiver
(For SKY PerfecTV! 110, BS digital and terrestrial digital services)
Receiving the terrestrial digital service
Receiving SKY PerfecTV! services
Floor 1
Receiving SKY PerfecTV! 110 and BS digital services
Supports transmission and reception of five different signals


- Carries all channels on SKY PerfecTV!
- SKY PerfecTV! 110, BS digital and terrestrial digital services also covered by two sets of millimeter wave transmitter and receiver
- Entails no complicated wiring in the building
- Small in size with antennas integrated
- Compliant with the specified low power radio standard so it requires no radio license

FILE No.
82—5113

To whom it may concern:

February 21, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)


SEC MAIL
PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.
209
SECTION

# Acquisition of Pay Per View Japan, Inc. shares

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") today concluded a share transfer agreement with ITX Corporation (Head Office: Chiyoda-ku, Tokyo; President and CEO: Akinobu Yokoo), Mitsui & Co., Ltd. (Head Office: Chiyoda-ku, Tokyo; President and CEO: Shoei Utsuda) and Sumitomo Corporation (Head Office: Chuo-ku, Tokyo; President and CEO: Motoyuki Oka) concerning the acquisition of Pay Per View Japan, Inc. (Head Office: Meguro-ku, Tokyo; President and Representative Director: Ryuichi Okumura; "PPVJ") shares.

Details

1. Reason for the acquisition of shares

On October 1, 1996, PPVJ launched Japan's first-ever pay broadcasting service to use a PPV or pay-per-view format, provided through PerfecTV! (now SKY PerfecTV!) via communications satellite. The PPV service, which allows viewers to purchase and watch individual programs, made use of the multi-channel format to introduce time-shift programming over multiple channels, and has therefore been well supported as a ground-breaking near-video-on-demand (NVOD) service. Meanwhile, when SKY Perfect won the broadcasting rights for the Serie A Italian professional soccer league in July 1999, this prompted SKY Perfect to make use of PPVJ's multiple channels to broadcast so-called "killer contents," thereby enhancing the appeal of its platform. However, in light of the changing business environment surrounding the PPV business with the spread of broadband, and the need for SKY Perfect to rationalize and further strengthen its content provision systems, SKY Perfect has decided to acquire all PPVJ shares held by ITX Corporation, Mitsui & Co., Ltd. and Sumitomo Corporation (22,500 shares in total) out of the total number of shares already issued currently so that SKY Perfect can become actively involved in PPVJ's management.

According to SKY Perfect's Mid-Term Vision (FY05-10) announced on January 26, 2005, SKY Perfect

plans to make a total of 80 billion yen of strategic investments, also envisaging that up to 20 billion yen of this investment will be put towards strengthening relationships with and investing in broadcasters.

2. Corporate profile of Pay Per View Japan, Inc.

(1) Company name: Pay Per View Japan, Inc.

(2) Representative: Ryuichi Okumura

(3) Address: Alt Ito Bldg. 4F, 1-6-21 Mita, Meguro-ku, Tokyo

(4) Established: April 3, 1996

(5) Principle business: Broadcaster under the Law concerning Broadcast via Telecommunications Carriers' Facilities involving the provision of pay-per-view services, mainly for Hollywood movies and sports programs.

(6) End of financial year: March each year

(7) No. of employees: 17

(8) Head Office (Transmission center): Honda Denki Bldg. 3F, 4-5-37 Osaki, Shinagawa-ku, Tokyo

(9) Capital: 2,500 million yen

(10) Total number of shares already issued: 50,000 shares

(11) Major shareholders: SKY Perfect Communications Inc. (20.0%), JSAT Corporation (20.0%), ITOCHU Corporation (15.0%), ITX Corporation (15.0%), Mitsui & Co., Ltd. (15.0%), and Sumitomo Corporation (15.0%).

(12) Results in recent financial years

| | FY03 | FY04 |
|---|---:|---:|
| Sales | 13,985 million yen | 14,465 million yen |
| Operating profit | 210 million yen | 25 million yen |
| Profit before Income Taxes | 221 million yen | 24 million yen |
| Net Profit | 220 million yen | 42 million yen |
| Total Assets | 1,571 million yen | 1,675 million yen |
| Shareholders' Equity | 571 million yen | 613 million yen |

3. Current shareholders involved in this acquisition

22,500 shares (45.0% of the total number of shares already issued) will be acquired from ITX Corporation, Mitsui & Co., Ltd., and Sumitomo Corporation.

4. No. of shares to be acquired, acquisition price, and stake before and after acquisition

(1) No. of shares held before the transfer: 10,000 shares (Voting rights: 10,000; Stake: 20%)

(2) No. of shares to be acquired: 22,500 shares (Voting rights: 22,500; Acquisition price: 287,325,000 yen)

(3) No. of shares held after the transfer: 32,500 shares (Voting rights: 32,500; Stake: 65.0%)

5. Schedule

| | |
|---|---|
| February 21, 2005 | Share Transfer Agreement concluded. |
| February 25, 2005 | PPVJ Board of Directors Meeting |
| Mid March 2005 | PPVJ Extraordinary General Meeting of Shareholders, hand-over of share certificates (plan) |

6. Future outlook

The effect of this action on the Company's consolidated results for the March 2005 term will be negligible. We plan to provide the forecasts for the next financial year by including it in our consolidated results forecasts.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

February 23, 2005

To whom it may concern:


SEC MAIL
RECEIVED
PROCESSING
APR 2 0 2005
WASH, D.C.
209
SECTION

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE Mothers Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# Acquisition of Treasury Shares and Bid to Acquire Treasury Shares

The Company resolved at a meeting of the Board of Directors held on February 23, 2005 to acquire treasury shares and to undertake a bid to acquire treasury shares based on the provisions of Item 2 of Paragraph 1 of Article 211-3 of the Commercial Code and the Articles of Incorporation of the Company. Details are as follows.

Details

<Acquisition of Treasury Shares>

1. Reasons for Acquisition

We will acquire treasure shares as a part of the improvement of capital efficiency and the implementation of a flexible capital policy to aggressively promote a medium-term vision (announced on January 26, 2005), namely to improve capital efficiency and respond to changes in the operating environment.

2. Details of Acquisition

(1) Type of shares to be acquired: Common stock of the Company
(2) Total number of shares to be acquired: 120,000 shares (ratio to total outstanding shares: 5.29%)
(3) Total value of shares to be acquired: 10,560 million yen

<Bid to Acquire Treasure Shares>

1. Purpose of Acquisition:
As mentioned above, the Company resolved at a meeting of its Board of Directors held on February 23, 2005 to acquire treasure shares. Based on this resolution, we will acquire treasure shares through a takeover bid.

2. Period for acquisition: From February 24, 2005 (Thursday) to March 16, 2005 (Wednesday)

3. Price for acquisition: 88,000 yen per share

4. Basis for calculation of the price for acquisition
We determined the price for acquisition to be 96% of the average (91,790 yen) closing price of common stock of the Company at the Tokyo Stock Exchange during the one-month period (from January 24, 2005 to February 22, 2005) prior to the business day immediately preceding the date of the meeting of the Board of Directors that resolved to undertake the bid (rounded down to the nearest 1,000 yen).

5. Number of stocks targeted for acquisition: 120,000 shares

6. Funds required for acquisition: 10,560 million yen

End

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

February 25, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH, D.C. SECTION
209

**Launch of HIKARI PerfecTV! Service in the Osaka Area**

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura: "SKY Perfect") will launch the HIKARI PerfecTV! service in the Osaka area today.

OptiCast resolved in January this year to launch video distribution services through optical fiber networks that form a part of SKY Perfect's multi-platform strategy, newly utilizing the "video distribution telecommunication service" of NTT West Corporation (Head Office: Chuo-ku, Osaka, President and Representative Director: Shunzo Morishita; "NTT West"). Having finalized registration of changes to cable service broadcasting operations under the Law Concerning Broadcast on Telecommunication Services in the Osaka area, OptiCast will now launch the HIKARI PerfecTV! service in Osaka.

OptiCast will deploy the service to Osaka-shi, almost all areas in Toyonaka-shi, Suita-shi, and Moriguchi-shi, and some areas in Kadoma-shi, Higashi Osaka-shi, and Settsu-shi. In those urban area where direct reception is not as good as in regional areas, SKY Perfect's spread is less prevalent, and so OptiCast intends to establish a strategic sales system to enable the active expansion of HIKARI PerfecTV!, which not only enables the broadcasting of SKY Perfect's 270 channels, but also covers terrestrial digital and BS digital broadcasting and provides FTTH, in the Osaka area.

In the Mid-Term Vision, SKY Perfect announced that in addition to the 23 wards of Tokyo where service is already available, the service area will be progressively expanded to cover the three major urban centers of Tokyo, Osaka, and Nagoya in FY2005 and seven major urban centers by the end of FY2006 to provide some 13.5 million households nationwide with access to this service. SKY Perfect is also aiming to introduce the HIKARI PerfecTV! service to around 50,000 households of condominiums throughout FY2005. However, please note that the effect of this matter on the Company's consolidated result for FY2004 will be negligible.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

(Ref.)

・Overview of service options

<u>Channel details</u>

**HIKARI PerfecTV! Basic Channel Services**

・Terrestrial analog broadcasting
・Terrestrial digital broadcasting
・BS analog broadcasting
・BS digital broadcasting
・FM radio broadcasting

→ Available to all households

**HIKARI PerfecTV! Multi-Channel Pay Services**

・Each SKY Perfect channel
・Each SKY Perfect packaged set

→ Voluntary subscription

※Some regular SKY PerfecTV! channels are not available for viewing at present.
※NHK reception charges and paid broadcasting service viewing fees will be charged separately.
※All charges are inclusive of consumption tax.

<u>Monthly service charges</u>

①Video cable charge: 18,900 yen/network (building)

②Distribution equipment usage charge : 410 yen/household

→ <u>Payment collected in a lump-sum out of condominium management fees</u>

③ HIKARI PerfecTV! Paid Multi-Channel
Basic service charge: 410 yen/subscription

④HIKARI PerfecTV! Paid Multi-Channel
Tuner rental charge: 315 yen/subscription

⑤HIKARI PerfecTV! Paid Multi-Channel
Service viewing charges : Subscribed Ch+PPV, etc.

※A sign-up fee of 2,940 yen is charged separately at the time of subscription.

→ <u>HIKARI PerfecTV! Paid Multi-Channel Services</u>

Collected individually from subscribers.

**Declaration on Timely Disclosure**


SEC MAIL
PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.
209
SECTION

February 28, 2005

Tokyo Stock Exchange, Inc.
President & CEO: Takuo Tsurushima

2-5-1 Shibuya, Shibuya-ku, Tokyo
SKY Perfect Communications Inc.
President and Representative Director
Hajime Shigemura

SKY Perfect Communications Inc. fully recognizes that the disclosure of company information to investors in an appropriate and timely fashion forms the foundations of a sound securities market, and hereby declares that it will take a serious approach to the matter of providing timely and appropriate Company information to investors. The Company will do this by endeavoring, for example, to improve its internal systems as shown in the attached reference materials to ensure that timely, accurate, and impartial Company information prepared from the investors' perspective is consistently disclosed in an appropriate manner.

**Internal Systems for the Timely Disclosure of Company Information**
**(Attached reference materials for the Declaration on Timely Disclosure)**

February 28, 2005

SKY Perfect Communications Inc.
(Code No: 4795 1st Section TSE)

The state of internal systems at SKY Perfect Communications Inc. for the timely disclosure of company information is described below.

Details

Since being listed on the Tokyo Stock Exchange Mothers Market in October 2000, SKY Perfect Communications, as a publicly traded company, has set a basic goal for corporate governance to maximize corporate value in capital markets, and in line with this goal, has improved and strengthened internal company systems to facilitate the timely disclosure of company information. While the Company does not employ a committee-based organizational structure, it has aimed to separate management and supervisory functions and to establish mechanisms for efficient management decision-making and systems for the organic operation of supervisory functions.

More specifically, on the management front, the president and representative director, who is responsible for the formulation and implementation of management strategies, has established an advisory body in the form of the Management Committee. The president and representative director chairs this committee, and other executive directors and executive officers responsible for specific parts of the business also sit on this committee. The committee meets once a week without fail and endeavors to ensure appropriate and timely decision-making. Currently, the five (5) executive directors that have been appointed, each of whom have a division for which they are responsible under their executive managerial duties, together with the seven (7) executive officers under their command, engage in discussions and the exchange of opinions at these committee meetings.

In terms of managerial supervisory functions, the six (6) external directors that sit on the Board of Directors hold the majority, and the Company has strengthened the Board of Directors, the Company's highest decision-making authority on the carrying out of company operations, not only from an enforcement perspective, by in terms of its supervisory functions as well. The Board of Directors is currently made up of eleven (11) directors and five (5) auditors and meets without fail once a month with the chairman and representative director serving as chairperson.

The Board of Auditors is made up of two (2) standing auditors and other three (3) auditors. These members of the Board of Auditors attend important company meetings such as meetings of the Board of Directors and the Management Committee and present an impartial and objective opinion on general managerial matters or individual items being discussed. The Board of Auditors also audits

the legality of actions taken by directors, in accordance with the audit plan established by the Board of Auditors. The Board of Auditors meets each month.

Additionally, SKY Perfect Communications has also established an Internal Audit Department to focus on the Company's compliance with legislation and regulations and our social responsibilities. The Internal Audit Department continuously monitors the legitimacy of the Company's operations, including whether operations are being conducted appropriately and how risk management is addressed.

Moreover, to improve both the transparency and objectivity of the Company's management, SKY Perfect Communications has established, as advisory bodies of the Board of Directors, a Remuneration Committee, which is instrumental in the process of determining remuneration for directors and officers, etc., and an Appointment Advisory Committee, which is involved in the process of appointing directors. Each of these committees is made up of four (4) members and is chaired by an external director. The external directors and external auditors that sit on these committees hold the majority.

Within this managerial control framework, SKY Perfect Communications manages the disclosure of important company information in accordance with the Company's internal regulations on the control of insider trading (Rules Concerning Insider Trading), Rules on Administrative Authority for Decisions and Rules on the Management of Confidential Information. In particular, in relation to undisclosed important information as indicated below (Note 1), the Directors and the Executive Officer that oversee the Finance & Control Group are responsible for such information and together with the General Managers of Financial and Accounting Department, Investor relations Department, Public Relations Department, Corporate Planning Department, and Legal Department, then, after first obtaining approval from the Board of Directors, disclose this information in a timely manner in accordance with relevant legislation. In the process of confirming and preparing the details of specific information to be disclosed, the Public Relations Department and Investor Relations Department, under the supervision of Director and Executive Officer of Finance & Control Group, confirm the agendas and details of information discussed by the Management Committee and Board of Directors, the bodies involved in the decision-making process for important managerial decisions within the Company, and then, maintaining impartiality and consistency, disclose information in accordance with relevant legislation and TSE disclosure rules. Moreover, during the preparation of legally required materials for the disclosure of financial report and the like, the Finance & Accounting Department, under the supervision of Director and Executive Officer of Finance & Control Group, confirms the details of such and works closely with accounting auditors, Public Relations Department, and the Investor Relations Department.

(Note 1) Important information here shall refer to information as specified in Article 166 Section 2 and Article 167, Section 2 of the Securities and Exchange Law, as well as relevant legislation and regulations and legislation and regulations in related jurisdictions.

Ref 1) SKY Perfect Communications' Corporate Governance and Disclosure Organization Chart



Board of Auditors Auditors (5)
(incl. 4 external auditors)
Board of Directors Directors (11)
(incl. 6 external directors)
Accounting auditors
President and Representative Director
Appointment Advisory Committee (4 members)
Remuneration Committee (4 members)
Management Committee
Executive Directors (5)
Executive Officers (7)
Internal Audit Dept.
Corporate Planning Dept.
Legal Dept.
Group & Departments
Program Acquisition & Development Group
Platform Business Group
Technology & Development Group
Finance & Control Group
Public Relations Dept.
Investor Relations Dept.
Finance & Accounting Dept.
Human Resources Dept.
Subsidiaries
Affiliates


Ref 2) Functions and Materials Prepared by each Disclosure-Related Departments

| Finance & Control Group | Disclosure Function | Materials Prepared for Disclosure |
|---|---|---|
| Public Relations Dept. | Communications to the media<br>Internal communications | Press Releases<br>Company information |
| Investor Relations Dept. | Communications to investors<br>TSE point-of-contact | Press Releases (TD Net)<br>Business Report, Annual Report<br>IR Briefing Materials |
| Finance & Accounting Dept. | Preparation of statutory reports for disclosure<br>Finance bureau point-of-contact | Reports on Operations,<br>Preliminary Results Reports,<br>Financial Reports |

Ref 3) Internal Rules Concerning the Timely Disclosure of Company Information

① Rules on Administrative Authority for Decisions

② Rules on the control of insider trading (Regulations Concerning Insider Trading)

③ Rules on the control of Confidential Information

Rules on Board of Directors' Meeting

End.

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C. 209 SECTION

March 2, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Total Registrations and DTH Subscribers as of the end of February 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of February 2005.

| TOTAL | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 41, 327 | 34, 855 |
| Churn | 25, 443 | 20, 760 |
| Churn Rate*3 | 8. 1% | 7. 6% |
| February Net Increase | 15, 884 | 14, 095 |
| Cumulative Total | 3, 800, 002 | 3, 293, 834 |

| SKY PerfecTV! *4 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 32, 187 | 29, 494 |
| Churn | 21, 429 | 19, 734 |
| Churn Rate*3 | 7. 1% | 7. 6% |
| February Net Increase | 10, 758 | 9, 760 |
| Cumulative Total | 3, 609, 185 | 3, 138, 708 |

| SKY PerfecTV! 110 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 9, 140 | 5, 361 |
| Churn | 4, 014 | 1, 026 |
| Churn Rate*3 | 25. 9% | 8. 2% |
| February Net Increase | 5, 126 | 4, 335 |
| Cumulative Total | 190, 817 | 155, 126 |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.
Monthly Churn Rate = Churns during the current month /Total Subscribers at the end of the previous month x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through the TV service HIKARI PerfecTV! using optical fiber networks is included.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

March 7, 2005

To whom it may concern:

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)


SEC MAIL
PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.
209
SECTION

# SKY Perfect Well Think Invests in New Soccer Magazine

## *"World Soccer King"*

SKY Perfect Well Think, Co. Ltd. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Junichi Watanabe; "Well Think"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") that operates a content development and investment business, will invest in *World Soccer King*. With an investment in a magazine that will be launched on March 17 (to be issued on the first and the third Thursdays of every month; list price: 570 yen; sales agent: Asahi Shimbun; publisher and editor: From One Co., Ltd.), Well Think will aim to enrich soccer contents by taking advantage of a media mix that includes broadcasting and magazines.

In the lead up to the 2006 FIFA World Cup Germany, soccer is attracting a great deal of attention, with overseas trends as well as news in Japan both of interest, thanks to the visits by powerful European teams to Japan and the outstanding performance of Japanese players.

SKY Perfect has met the expectations of fans by acquiring licenses to broadcast the games of European major leagues such as Serie A, Premier League, and UEFA Champions League, and by broadcasting many games live. To provide and enliven coverage of overseas soccer, a sport likely to be increasingly popular, Well Think has resolved to invest in *World Soccer King* as a media for conveying news about players and teams, while broadcasting games on Sky Perfect with comprehensive coverage.

In addition to a major feature article entitled "King for King's Sake," the inaugural issue of *World Soccer King* will include special interviews with European League players such as Zidane, DelPiero, Shevchenko, and Totti. It also features "Ryuji" (originally authored by the late Mr. Hisashi Nozawa), the cartoon serial of the soccer novel long awaited by soccer fans, and serials by Jose Mourinho/Didier Deschamps, managers of the teams that finished first and second in the Champions League last year. Armed with this powerful lineup of content, this world soccer magazine will be an excellent source of information on international soccer for soccer fans.

As a content development company of SKY Perfect, Well Think is to invest in films as a multimedia

application, but this is the first investment in a magazine by the Sky Perfect Group.

The impact of this investment plan on the SKY Perfect's consolidated results is expected to be minimal for the moment.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

(Reference)

Profile of *World Soccer King*



(1) Inaugural issue: Thursday, March 17, 2005

(2) Chief editor: Yoshihiro Iwamoto

(3) Sales agency: Asahi Shimbun

(4) Publisher and editor: From One Co., Ltd.

(5) Publishing dates: First and third Thursdays monthly

(6) List price: 570 yen (including tax)

(7) Features

- Full feature articles of about 50 pages
- Deluxe serials by players on the active list and managers
- Cartoons of the soccer novel "Ryuji"
- Special DVD featuring Hidetoshi Nakata available for the first issue

Profile of From One Co., Ltd.

(1) President: Sumio Kobayashi

(2) Address: Izumi Garden Tower 13th floor, 1-6-1, Roppongi, Minato-ku, Tokyo

(3) Establishment: April 9, 1997

(4) Major publications: *CALCIO2002* (monthly soccer magazine), *totoONE* (weekly soccer lottery newspaper), *SOCCERZ* ( monthly soccer magazine), *CHAMPIONS* (bimonthly soccer magazine), *Goal* (monthly soccer magazine), and others.

End.

March 7, 2005

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.
209
SECTION

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# OptiCast and On Demand TV Form Alliance for VOD Service

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") agreed today with On Demand TV, Inc. (Head Office: Minato-ku, Tokyo; President and Representative Director: Hiroshi Kajiwara; "On Demand TV"). Under the agreement, the two companies will join forces to sell the Video On Demand ("VOD") service* of "On Demand TV," which is a video distribution service to be launched for NTT East/West Flet's users.

* Excludes On Demand TV's multi-channel IP broadcasting services.

Apart from the HIKARI PerfecTV! multi-channel pay services through optical fiber networks, which are part of SKY Perfect's multi-platform strategy, OptiCast has looked at providing VOD services that enable HIKARI PerfecTV! users to view videos such as their favorite movies at any time through fiber optic networks (FTTH) used for the Internet.

On Demand TV achieved the ISP free service, featuring the ability to distribute Hollywood masterpieces with stable video quality. By combining the HIKARI PerfecTV! broadcasting service and the VOD service, the HIKARI PerfecTV! service menu will further improve in the future.

With the HIKARI PerfecTV! service, the sale of the On Demand TV packages will be launched from June this year. The HIKARI PerfecTV! tuner and the On Demand TV tuner are required separately at the commencement of the service. However, a number of charge menus such as rental set discount will be available. Integration of the HIKARI PerfecTV! tuner and the On Demand TV tuner will also be considered.

The impact of the alliance on the Company's consolidated results for this fiscal year is minimal. We will announce the outlook for the next fiscal year by incorporating it into a later forecast of consolidated results.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

Profile of On Demand TV

(1) Company name: On Demand TV, Inc.

(2) Head office address: 2-5-1, Kita Aoyama, Minato-ku, Tokyo

(3) President and Representative Director: Hiroshi Kajiwara

(4) Capital: 1,277.5 million yen (capital reserve: 1,197.5 million yen)

(5) Major shareholders: Itochu Corporation (66.26%), NTT West Corporation (32.97%), SKY Perfect Communications Inc. (0.40%), NTT East Corporation (0.36%)

March 9, 2005

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.
209
SECTION

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

**Sales partnership between OptiCast, NTT Medias and Osaka Gas in Optical Fiber Video Distribution Business**

**～Deployment of Four-Play Service for video distribution services, Internet, IP telephony and security services～**

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") along with NTT MEDIAS Co., Ltd. (Head Office: Kita-ku, Osaka; President and Representative Director: Akio Nishio; "NTT MEDIAS"), and OSAKA GAS Co., Ltd. (Head Office: Chuo-ku, Osaka; President and Representative Director: Hirofumi Shibano; "OSAKA GAS") today agreed to enter into a sales partnership for the HIKARI PerfecTV! service that OptiCast provides to Osaka-shi, almost all areas in Toyonaka-shi, Suita-shi and Moriguchi-shi, and some areas in Kodoma-shi, Higashi Osaka-shi and Settsu-shi.

This matter is a part of definite development of SKY Perfect's mid-term vision which was announced on January 26, 2005. The impact of the alliance on the SKY Perfect's consolidated results for this fiscal year is minimal. We will announce the outlook for the next fiscal year by incorporating it into a later forecast of SKY Perfect's consolidated results.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399

March 9, 2005
OptiCast Inc.

NTT MEDIAS Co., Ltd.
OSAKA GAS Co., Ltd.

**Sales partnership between OptiCast, NTT Medias and Osaka Gas in Optical Fiber Video Distribution Business**

**~Deployment of Four-Play Service for video distribution services, Internet, IP telephony and security services~**

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a 100% owned subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") along with NTT MEDIAS Co., Ltd. (Head Office: Kita-ku, Osaka; President and Representative Director: Akio Nishio; "NTT MEDIAS"), and OSAKA GAS Co., Ltd. (Head Office: Chuo-ku, Osaka; President and Representative Director: Hirofumi Shibano; "OSAKA GAS") today agreed to enter into a sales partnership for the HIKARI PerfecTV! service that OptiCast provides to the Osaka area*1.

*1 Osaka-shi, almost all areas in Toyonaka-shi, Suita-shi and Moriguchi-shi, and some areas in Kadoma-shi, Higashi Osaka-shi and Settsu-shi.

The security services provided by OSAKA GAS and its subsidiary Osaka Gas Security Service Co., Ltd. ("OSS") will be added to the so-called Triple-Play Service, which includes multi-channel broadcasting services provided by OptiCast, and Internet connection and IP telephony services provided by NTT MEDIAS, to make a total of four services, which under this sales partnership, will be able to be sold as a total package for condominiums over optical fiber networks. HIKARI PerfecTV! does not rely on IP technology, but rather uses technology that resends broadcast signals as are for video distribution through optical fiber networks and therefore does not involve complicated rights handling. It is an unparalleled multi-channel broadcasting service that covers Japan's major broadcast mediums. Also through this partnership, the three companies will work together to proactively sell and expand a variety of services leading on from HIKARI PerfecTV! in the Osaka area. The details of the services provided by each of these companies are outlined below.

## 1. OptiCast's multi-channel broadcasting service

OptiCast launched the HIKARI PerfecTV! service across the 23 wards of Tokyo in February 2004 and commenced service subscription sales in the Osaka area from February 2005. The HIKARI PerfecTV! service involves simultaneous retransmission using communications carrier optical fiber networks not only for multi-channel broadcasting but for all major broadcast mediums, including terrestrial and BS (plus digital), as well as FM broadcasting, to the televisions of subscribers living in condominiums where restrictions apply for the installation of antennas and condominiums where antennas cannot be installed to face the satellites.

As of the end of February 2005, OptiCast provides this service to some 70 condominiums (5,751 households) across the 23 wards of Tokyo. The service is also due to be introduced to 445 condominiums (23,418 households). With numerous negotiations underway with developers to make the provision of this service a standard feature in major condominium developments, this service is expected to be introduced for a further 191 complexes (27,066 households).

## 2. NTT MEDIAS' Internet and IP telephony services

NTT MEDIAS launched its high-speed Internet connection service for condominiums DoCANVAS in 2001. In addition to providing high-speed Internet connection services for new apartment complexes built by developers in West Japan, NTT MEDIAS has also developed and is providing new service options for existing condominiums. Since September 2004, NTT MEDIAS has also been offering the IP telephony service DoCANVAS Phone as an optional service.

### 3. OSAKA GAS Group's security services

Since September 2003 OSAKA GAS has been providing the Gas Automatic Alert Service "Lu Lu Lu Call typeS", an Internet-based, 24-hour safety monitoring service that keeps a check on gas usage. Moreover, in light of the public's growing awareness of crime-prevention in the home, in October 2003, OSS introduced its Internet Home Security System "IRUSU", which not only provides home security, but also enables mobile phone notifications to be sent when people get home and services for the remote operation of locks and gas equipment, etc. OSS has started providing this service, which has been well-received, to both new residences and existing residences.

End.

<Ref.>

・Company Profiles

1. Profile of SKY Perfect Communications Inc.
   (1) Company name: SKY Perfect Communications Inc.
   (2) Representative Director and President: Hajime Shigemura
   (3) Address: 2-15-1 Shibuya, Shibuya-ku, Tokyo
   (4) Established: November 10, 1994
   (5) Principle business: Operation of platform business centering on the digital satellite broadcast service "SKY PerfecTV!" and the 110-degree CS digital broadcast service "SKY PerfecTV!110."
   (6) Capital: 50,018 million yen
   (7) Major shareholders: Sony Broadcast Media Co., Ltd (12.48%), Fuji Television Network, Inc. (12.48%), ITOCHU Corporation (12.48%).

2. Profile of OptiCast Inc.
   (1) Company name: OptiCast Inc.
   President and Representative Director: Hiroyuki Shinoki (Currently Director and Executive Vice President, SKY Perfect Communications Inc.)
   (2) Address: 1-11-8 Shibuya, Shibuya-ku, Tokyo
   (3) Established June 2, 2003
   (4) Principle business: Cable broadcasting services involving video distribution over optical fiber networks
   (5) Capital : 480 million yen
   (6) Major shareholder: SKY Perfect Communications Inc. (100%)

3. Profile of NTT MEDIAS Co., Ltd
   (1) Company name: NTT MEDIAS Co., Ltd.
   (2) Representative Director and President: Akio Nishio
   (3) Address: 4-14-3 Nishitenma, Kita-ku, Osaka
   (4) Established: October 11, 1985
   (5) Principle business : Solution business operations, broadband business operations, electronic certification service business operations
   (6) Capital: 290 million yen
   (7) Major shareholder: Nippon Telegraph and Telephone West Corporation

4. Profile of OSAKA GAS Co., Ltd.
   (1) Company name: OSAKA GAS Co., Ltd.
   (2) Representative Director and President: Hirofumi Shibano
   (3) Address: 4-1-2 Hiranomachi, Chuo-ku, Osaka
   (4) Established: April 10, 1897

(5) Principle business: Gas business operations, supply of heat, supply of electricity, other related business operations.

(6) Capital: 132,166.66 million yen

5. Profile of Osaka Gas Security Service Co., Ltd.

(1) Company name: Osaka Gas Security Service Co., Ltd.

(2) Representative Director & President: Yoshikazu Ishida

(3) Address: 3-6-35 Juusouhonmachi, Yodogawa-ku, Osaka-shi

(4) Established: January 13, 1981

(5) Principle business : Provision of home security operations, home security system sales and others

(6) Capital: 100 million yen

(7) Major shareholder: OG Capital Co., Ltd. (100%)


<Press contacts>

■SKY Perfect Communications Inc.
Public Relations Dept.
Tel: 03-5468-9400

■NTT MEDIAS Co., Ltd.
Broadband Service Division
Contacts: Sanbe, Ebino, Ishihara
Tel: 0120－795－444 (9 am – 5 pm Mon – Fri)
Fax: 06－4709－7666
Mail:info@canvas.ne.jp

■OSAKA GAS Co., Ltd.
Corporate Communications Dept.
Tel: 06-6205-4515

· Business Model for this Sales Partnership



Telecommunications carrier (NTT West)
Provide optical fiber networks
Terrestrial/BS stations (including digital broadcasting)
Retransmission
Program provider
Supply programs
Program provider
Sales partnership by 3 companies
OptiCast (Broadcaster under Law Concerning Broadcast Telecommunication Service)
Platform business
SKY Perfect Communications
Sales partnership
NTT MEDIAS
Sales partnership
OSAKA GAS
Internet IP telephony services
Video distribution services
Security services (OSAKA GAS Group)
Provision of a total package service
Customers in apartment complexes and condominiums
(Service users)

March 17, 2005

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH, D.C. 209 SECTION

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

**Outcome of Bid to Acquire Treasury Stock**

SKY Perfect Communications Inc. hereby reports on the outcome of its bid to acquire treasury stock based on the provisions of Item 2 Paragraph 1 of Article 211-3 of the Commercial Code and the Articles of Incorporation of the Company. Details are as follows.

Details

1. Overview of bid to acquire treasury stock

| | |
|---|---|
| (1) Name and address of bidder | SKY Perfect Communications Inc.<br>2-15-1 Shibuya, Shibuya-ku, Tokyo |
| (2) Type of shares to be acquired | Common stock of the Company |
| (3) Period for acquisition | From Thursday February 24, 2005<br>to Wednesday March 16, 2005 (21 days) |
| (4) Price for acquisition | 88,000 yen per share |

2. Number of subscription share certificates and number of share certificates targeted for acquisition

As the total number of subscription share certificates shall not exceed the anticipated number shares targeted for acquisition (120,000), a bid will be undertaken to acquire the total number of shares.

| No. of subscription shareholders | Total no. of subscription shares | Total no. of shares to be acquired | Total no. of shares to be returned |
|---|---|---|---|
| 63 shareholders | 105,372 shares | 105,372 shares | 0 share |

3. Settlement method and date of commencement

(1) Name and head office location of securities company to settle the acquisition bid.

Nomura Securities Co., Ltd. 1-9-1 Nihonbashi, Chuo-ku, Tokyo

(2) Settlement commencement date Thursday March 24, 2005

(3) Settlement method

Notice of the offer for the share acquisition bid will be sent out to the addresses of subscription shareholders, etc. (or a resident representative in the case of overseas shareholders) without delay after the conclusion of the offer period. Offers for shares will be made in cash. The offer price, less applicable withholding tax amounts, shall either be transferred to the location specified by the subscription shareholder from Nomura Securities Co., Ltd. or shall be paid at Nomura Securities Co., Ltd. head office

or at any branch nationwide without delay after the settlement commencement date.

4. Locations for public inspection of copies of the tender offer report

| | |
|---|---|
| SKY Perfect Communications Inc. | 2-15-1 Shibuya, Shibuya-ku, Tokyo |
| Tokyo Stock Exchange, Inc. | 2-1 Nihonbashi Kabutochou, Chuo-ku, Tokyo |

SKY Perfect Communications Inc. hereby also provides notice that the acquisition of treasury stock for this tender offer based on a resolution made at a meeting of the Board of Directors Meeting held on February 23, 2005 was concluded.

End.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C. 209 SECTION

March 30, 2005

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# SKY Perfect Establishes New Company to Operate New Mobile Phone-Based Business

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce that a resolution was passed at a meeting of the Board of Directors held this afternoon to establish a new company to develop a new mobile phone-based business sometime around June this year. The Company is now in talks with other corporate investors.

1. Corporate profile

| | |
|---|---|
| (1) Company name: | TBA |
| (2) Representative: | UjuYamazaki (Executive Officer, SKY Perfect Communications Inc.) |
| (3) Address: | 2-15-1 Shibuya, Shibuya-ku, Tokyo |
| (4) Date of establishment: | June 2005 (Tentative) |
| (5) Principle business: | To develop new mobile phone-based business. |
| (6) End of financial year: | March each year |
| (7) No. of employees: | TBA |
| (8) Capitalization: | 480 million yen |
| (9) Major shareholders: | SKY Perfect Communications Inc. (51%), other corporate investors (49%) ※ Currently being finalized. |

※The company name, shareholders, and number of employees etc. will be announced once finalized.

2. Reason for the establishment of this new company

With the growing proliferation of 3G mobile phones capable of high-speed data communications

(approximately 28.3 million subscribers as of February 28, 2005 according to the Telecommunications Carriers Association) and the penetration of flat-rate packet plans, mobile phones, as a type of media, are increasingly facilitating the distribution of video-based content. We are also starting to see the emergence of infrastructure that will allow mobile phones to replace people's wallets, with NTT DoCoMo, for example, releasing mobile phones embedded with Felica chips.

SKY Perfect has worked to ascertain the needs of users in relation to video streaming by jointly conducting a video streaming trial with NTT DoCoMo from June 2004 to November 2004 and by distributing content tailored to KDDI's au EZ Channel from October 2004 to March 2005. Meanwhile, in an effort to enhance its services, SKY Perfect is continuing to pursue initiatives that tie in with mobile phones, and has been looking into mobile-phone-compatible services, such as a service that will enable users to pay for PPV (pay-per-view) programs using the "Edy" electronic money via a Felica-chip-enabled mobile phone from NTT DoCoMo, and a service that allows users to use their mobile phone to check EPG (electronic program guide).

The new company will draw investment from SKY Perfect and from companies with proprietary know-how in the mobile phone business. It will seek to further build on SKY Perfect's efforts in this area to date and expand video streaming services for mobile phones, mobile phone-based authentication and charging services, and EPG-linked services. In doing so, the new company will actively promote SKY Perfect's expansion of its multiplatform strategy, one of the pillars of the Company's Mid-Term Vision (FY05-10), which was released in January this year.

3. Future plans

SKY Perfect expects to establish the new company in June 2005, after a final decision has been made on the corporate investors for the new company and preparations are complete. The company name, shareholders, number of employees, and details of future business developments etc. will be announced once finalized.

At this point, the effect of this action on SKY Perfect's consolidated financial results will be negligible.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

March 31, 2005

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 20 2005
WASH. D.C. 209 SECTION

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

# Distribution of Popular SKY Perfect Anime Series "DAMEKKO-DOUBUTSU" to Start! SKY Perfect's 2nd Program to be Video Streamed via EZ Channel.

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura; "SKY Perfect") is pleased to announce that from Monday April 11, 2005, it will commence distribution of the SKY Perfect anime series "*DAMEKKO-DOUBUTSU*" (By: Noriko Kuwata; currently broadcast on SKY Perfect's anime channel, "Kid's Station") via the EZ Channel automatic program distribution service offered on KDDI au 3G mobile phones, as part of the Company's multiplatform strategy. The SKY Perfect anime series "*DAMEKKO-DOUBUTSU*" is financed by SKY Perfect Well Think, Co., Ltd. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Junichi Watanabe; "Well Think"), a 100% subsidiary of SKY Perfect that operates a content development and investment business.

* Advance registration and sample video streaming due to commence from Friday April 1, 2005.

The anime series *DAMEKKO-DOUBUTSU* has gained popularity amongst younger viewers and female viewers since it first broadcasted in January this year. The series is broadcast on SKY Perfect's anime station, Kid's Channel (SKY PerfecTV!: Ch.276; SKY PerfecTV!110: Ch.167). Over the period from October 2004 to March 2005, SKY Perfect distributed the first-ever original drama series for mobile phones, *Yokohama Eighties*, over a total of 51 episodes. Now, in an effort to further promote distribution services for video content for mobile phones, SKY Perfect is seeking out content that targets primarily younger and female viewers, who make up the bulk of WIN handset users, and through tie-ups with manga magazines like *Manga Life*, published by another backer of this work, TAKESHOBO Co., Ltd. (Head Office: Chiyoda-ku, Tokyo, President and Representative Director: Ippei Takahashi), are actively running promotions across multiple media, i.e. broadcast, mobile phone and print media.

These efforts mark the first-ever attempt to use broadcast, mobile phone and print media-based promotions and to distribute a new anime series over EZ Channel, and are anticipated to generate even greater appeal amongst younger and female audiences.

SKY Perfect has announced that under its Mid-Term Vision (FY05-10) released in January this year, it will be actively promoting its multi-platform strategy, which includes video streaming to mobile phones. Furthermore, it was resolved yesterday at a meeting of the Board of Directors that a new company will be established around June this year to actively develop new mobile-phone-based business. Going forward, SKY Perfect will continue to actively promote the expansion of its multi-platform strategy through the

improvement of mobile content and cross-media promotional events, etc.

This action will have a negligible effect on the Company's consolidated financial results.

• An overview of the SKY Perfect anime series *DAMEKKO-DOUBUTSU*

*DAMEKKO-DOUBUTSU* (a four-frame manga cartoon run in Takeshobo's *Manga Life* magazine) is a series of episodes written by Noriko Kuwata, well-known for her other manga such as *Takkyuu Sentei Ping Pong 5* and *Osoroshikute Ienai* (by Hakusensha).

This is a heart-warming story centering on Uruno-kun, a sheepish wolf kicked out of the pack for not being able to hunt and his other unusual animal friends.

The Japanese word *damekko* (meaning "useless kid"), coming from the term *dame-ningen* (meaning "useless person"), is used to refer to people who may be no good at what they do, but that are somehow lovable and charming all the same. It is sometimes used for quite negative situation as well. However by giving a more lighthearted slant to the use of this term, this is a story that might just teach us how to have better personal relationships.





• An overview of *DAMEKKO-DOUBUTSU*, being distributed via EZ Channel

| Program | SKY Perfect Anime *DAMEKKO-DOUBUTSU* |
|---|---|
| Distribution period | From Monday April 11, 2005 to Monday September 19, 2005.<br>*Advance registration and sample video streaming due to commence from Friday April 1, 2005. |
| Day(s) of distribution | Every Monday |
| Data fee | 210 yen/month (tax inclusive) |

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

FILE No.
82—5113

March 31, 2005

To whom it may concern:


SEC MAIL PROCESSING
RECEIVED
APR 2 0 2005
WASH. D.C.

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Concessions for Victims of the Earthquake that Struck Off the West Coast of Fukuoka Prefecture

SKY Perfect Communications Inc., together with the 111 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo; Chairman: Banjiro Uemura), today submitted the attached press release with respect to the above matter.

The effect of this matter on the Company's consolidated financial results is negligible.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400FAX: 03-5468-9399

# News Release

March 31, 2005

Press Release

Japan Satellite Broadcasting Association
SKY Perfect Communications Inc.

## Concessions for Victims of the Earthquake that Struck Off the West Coast of Fukuoka Prefecture

The 111 CS satellite broadcast business-related companies forming the Japan Satellite Broadcasting Association (Head Office: Minato-ku, Tokyo, Chairman: Banjiro Uemura) and SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura) have decided to offer concessions to subscribers affected by the earthquake that struck off the west coast of Fukuoka Prefecture. According to the details outlined below, it was decided that subscribers to "SKY PerfecTV!" and "SKY PerfecTV!110" would be exempt from paying their April to May bills (basic monthly fee, the monthly subscription fee for "SKY PerfecTV!" and "SKY PerfecTV!110" including PPV program fees, and the monthly fee for the program guide), if they apply for the exemption and it is deemed that their viewing has been hampered by damage caused by the earthquake.

Details

1. Subscribers eligible for the exemption

   Those subscribers living in Fukuoka Prefecture, Saga Prefecture, Nagasaki Prefecture, Yamaguchi Prefecture, and Ooita Prefecture, who apply for the exemption and are considered to have had their viewing of "SKY PerfecTV!" or "SKY PerfecTV!110" hampered through damage to their homes or evacuation.

   ＊ Subscribers living in Genkaishima, Nishi-ku, Fukuoka-shi, Fukuoka Prefecture, where the state and extent of damage is clearly evident, need not apply, as they have been automatically exempted from paying their April bills.

2. Charges to which the exemption applies

   Basic fees, subscription fees (the monthly subscription fees for "SKY PerfecTV!" and "SKY PerfecTV!110" including PPV program fees), and the monthly fee for the program guide.

   ＊ Amounts will vary according to the subscription of each subscriber.

3. Inquiries from customers

   SKY PerfecTV! Customer Center 0570-039-888 (10:00-20:00, 365 days a year)
   SKY PerfecTV!110 Customer Center 0570-012-110 (10:00-20:00, 365 days a year)

＊For press inquiries:

Public Relations Dept, SKY Perfect Communications Inc.

TEL: 03-5468-9400 FAX: 03-5468-9399

To whom it may concern:

April 4, 2005


SEC MAIL PROCESSING
RECEIVED
APR 20 2005
WASH, D.C.
209
SECTION

Hajime Shigemura
President and Representative Director
SKY Perfect Communications Inc.
(TSE 1st Section Code No. 4795)
For any inquiries please call
Hiroyasu Oyama
General Manager
Public Relations Dept.
Tomonari Niimoto
General Manager
Investor Relations Dept.
(TEL: 03-5468-9400)

## Total Registrations and DTH Subscribers as of the end of March 2005

SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hajime Shigemura) announced the number of Total Registrations and DTH Subscribers as of the end of March 2005.

| TOTAL | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 52, 746 | 41, 206 |
| Churn | 29, 395 | 24, 897 |
| Churn Rate*3 | 9. 3% | 9. 1% |
| March Net Increase | 23, 351 | 16, 309 |
| Cumulative Total | 3, 823, 353 | 3, 310, 143 |

| SKY PerfecTV! *4 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 37, 495 | 34, 578 |
| Churn | 26, 024 | 23, 830 |
| Churn Rate*3 | 8. 7% | 9. 1% |
| March Net Increase | 11, 471 | 10, 748 |
| Cumulative Total | 3, 620, 656 | 3, 149, 456 |

| SKY PerfecTV! 110 | Total Subscribers*1 | DTH Subscribers*2 |
|---|---|---|
| New Subscribers | 15, 251 | 6, 628 |
| Churn | 3, 371 | 1, 067 |
| Churn Rate*3 | 21. 2% | 8. 3% |
| March Net Increase | 11, 880 | 5, 561 |
| Cumulative Total | 202, 697 | 160, 687 |

*1 Total Subscribers: The total numbers of provisional subscribers before executing pay-subscription agreement (provisional subscribers for SKY PerfecTV! only), institutional subscribers including retailers exhibition and registrations for technical development in addition to DTH subscribers.

*2 DTH (Direct To Home) Subscribers: Subscribers who agreed with pay-subscription agreement and have been actually paying subscription fee.

*3 Monthly Churn Rate : The churn rate is the figure obtained by converting the monthly number of churns into yearly basis.

Monthly Churn Rate = Churns during the current month
/Total Subscribers at the end of the previous month
x 12 months

*4 The number of subscribers of "SKY PerfecTV!" through the TV service HIKARI PerfecTV! using optical fiber networks is included.

(Reference)

OptiCast Inc. (Head Office: Shibuya-ku, Tokyo, President and Representative Director: Hiroyuki Shinoki; "OptiCast"), a 100% subsidiary of SKY Perfect Communications Inc. (Head Office: Shibuya-ku, Tokyo; President and Representative Director: Hajime Shigemura: "SKY Perfect"), is pleased to announce the subscriber numbers as of the end of FY2004 for the Hikari PerfecTV! service that was launched in February 2004. From the end of April 2005 onwards, OptiCast plans to release subscriber number statistics for the Hikari PerfecTV! service as part of SKY Perfect's monthly subscriber number reports.

**Summary of changes in Hikari PerfecTV! subscriber numbers since service commencement**

| Hikari PerfecTV! | End March 2004 period ＊1 | End Sept. 2004 interim period ＊2 | End March 2005 period ＊3 |
|---|---|---|---|
| Properties that have approved service provision *4 No. of properties (Cumulative) | 0 | 124 | 416 |
| No. of households (Cumulative)*6 | 0 | 14,360 | 20,406 |
| Properties currently receiving service *5 No. of properties (Cumulative) | 4 | 17 | 116 |
| No. of households (Cumulative)*6 | 435 | 1,892 | 9,455 |
| Total registrations for multi-channel broadcasting service (New) | 32 | 136 | 802 |
| Total registrations (Cumulative) | 32 | 168 | 834 |
| Total DTH subscribers for multi-channel broadcasting service (New) | 27 | 150 | 711 |
| DTH churn | 0 | 9 | 22 |
| No. of DTH subscribers (Net increase) | 27 | 141 | 689 |
| No. of DTH subscribers (Cumulative) | 27 | 168 | 716 |
| Multi-channel broadcasting service DTH subscriber churn rate (Annualized) | — | 18.5% | 5.9% |

*1 The number of new subscribers and churns is based on the period from February 25, 2004 to the end of March 2004. Cumulative figures are as of the end of March 2004.

*2 The number of new subscribers and churns is based on the period from April 1, 2004 to the end of September 2004. Cumulative figures are as of the end of September 2004.

*3 The number of new subscribers and churns is based on the period from April 1, 2004 to the end of March 2005. Cumulative figures are as of the end of March 2005.

*4 Properties that have approved service provision: Those properties that, as of the end of each period, have concluded a broadcasting service (retransmission or multi-channel broadcasting service) provision agreement. This figure also includes some properties for which service provision will commence in the following period or later, depending on when construction will be completed.

*5 Properties currently receiving service: Those properties to which, as of the end of each period, broadcasting services (retransmission or multi-channel broadcasting service) are being provided and which are being charged for such.

*6 The number of households also includes as-yet-unoccupied households in new condominiums.

* For any inquiries on this matter please call
Public Relations Dept./Investor Relations Dept.
SKY Perfect Communications Inc.
TEL: 03-5468-9400 FAX: 03-5468-9399